UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

--------------------

SCHEDULE TO
TENDER OFFER STATEMENT
under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934
--------------------

PUTNAM MASTER INTERMEDIATE INCOME TRUST
(Name Of Subject Company (Issuer))
--------------------

PUTNAM MASTER INTERMEDIATE INCOME TRUST
(Name of Filing Persons (Offeror))

Common Shares of Beneficial Interest Without Par Value
(Title of Class of Securities)

746909100
(CUSIP Number of Class of Securities)
--------------------

Charles E. Porter
Executive Vice President
Putnam Master Intermediate Income Trust
One Post Office Square
Boston, Massachusetts 02109
(617) 292-1000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

with copies to:

John W. Gerstmayr, Esq.
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
(617) 951-7000

CALCULATION OF FILING FEE
Transaction Valuation*	Amount Of Filing Fee**
$73,511,230	$2,888.99

* Estimated solely for purposes of calculating the filing fee pursuant to Rules 0-11 under the Securities Exchange Act of 1934, as amended, based on the product of (x) $6.06, the average of the high and low sale prices of common shares on the New York Stock Exchange on February 22, 2008 and (y) 12,130,566, the maximum number of shares that will be purchased in the tender offer described in this Schedule TO.

** The fee is calculated as 0.00393% of the transaction value.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

 Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

 third-party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

 going-private transaction subject to Rule 13e-3.

 amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

This Issuer Tender Offer Statement on Schedule TO (together with the exhibits hereto, this “Schedule TO”) relates to a tender offer by Putnam Master Intermediate Income Trust, a Massachusetts business trust (the “Fund”), to purchase up to 12,130,566 outstanding common shares of beneficial interest without par value of the Fund, at a purchase price equal to 99% of net asset value per share (that is, the value of the Fund’s assets minus its liabilities, divided by the number of shares outstanding) determined as of 4:00 p.m. Eastern Time on the expiration date of the tender offer, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 29, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”).

The information set forth in the Letter of Transmittal and the Offer to Purchase, copies of which are filed with this Schedule TO as Exhibits (a)(1) and (a)(2) hereto, respectively, is incorporated by reference in answers to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

ITEM 1. SUMMARY TERM SHEET

The information set forth in the Summary Term Sheet of the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

The name of the issuer is Putnam Master Intermediate Income Trust, a Massachusetts business trust (the “Fund”). The address of its principal executive offices is One Post Office Square, Boston, Massachusetts 02109. The telephone number at its principal executive offices is (617) 292-1000.

The title of the class of equity securities to which this Schedule TO relates is the common shares of beneficial interest without par value of the Fund (each a “Share”). As of January 31, 2008, there were 80,870,445 Shares outstanding.

The Shares are traded on the New York Stock Exchange under the symbol “PIM.” The information set forth in Section 6 “Net Asset Value and Market Price Range of the Shares; Dividends on the Shares” of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

The filing person is the subject company.

ITEM 4. TERMS OF THE TRANSACTION

The information set forth in the Summary Term Sheet, Section 1 “Terms of the Offer,” Section 2 “Procedures for Tendering Shares,” Section 3 “Withdrawal Rights,” Section 4 “Acceptance for Payment and Payment,” and Section 5 “Certain U.S. Federal Income Tax Consequences” of the Offer to Purchase is incorporated herein by reference.

The Fund has been informed that no trustees, officers or affiliates of the Fund intend to tender Shares pursuant to the Offer.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

The information set forth in Section 9 “Information Concerning the Fund” and Section 10 “Interest of Trustees; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

The information set forth in Section 7 “Source and Amount of Funds; Effect of the Offer” and Section 8 “Purpose of the Offer” of the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in Section 7 “Source and Amount of Funds; Effect of the Offer” of the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

The information set forth in Section 10 “Interest of the Trustees; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

The information set forth in Section 13 “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS

Not applicable.

ITEM 11. ADDITIONAL INFORMATION

The information set forth in Section 7 “Source and Amount of Funds; Effect of the Offer,” Section 9 “Information Concerning the Fund,” Section 10 “Interest of Trustees; Transactions and Arrangements Concerning the Shares,” and Section 11 “Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

ITEM 12. EXHIBITS

See Exhibit Index immediately following the signature page.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PUTNAM MASTER INTERMEDIATE INCOME
TRUST

Dated: February 29, 2008	By: /s/ Charles E. Porter
	Name:	Charles E. Porter
	Title:	Executive Vice President, Principal
Executive Officer, Associate Treasurer and
Compliance Liaison

EXHIBIT INDEX

EXHIBIT NUMBER	DOCUMENT

(a)(1)	Form of Letter of Transmittal.

(a)(2)	Offer to Purchase dated February 29, 2008.

(a)(3)	Form of Notice of Guaranteed Delivery.

(a)(4)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other
Nominees.

(a)(6)	Form of Letter to Clients.

(a)(7)	Form of Letter to Brokers.

(a)(8)	Press Release issued on February 29, 2008.

(d)	PIM Tender and Standstill Agreement, dated November 14, 2007, by and between Putnam
Investment Management, LLC and Phillip Goldstein, Andrew Dakos, and Bulldog
Investors General Partnership.

(g)	Q&A Furnished to Individuals Making Oral Solicitations.

LETTER OF TRANSMITTAL

TO ACCOMPANY COMMON SHARES OF BENEFICIAL INTEREST
OF
PUTNAM MASTER INTERMEDIATE INCOME TRUST
TENDERED PURSUANT TO THE OFFER TO PURCHASE
DATED FEBRUARY 29, 2008

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M. NEW YORK CITY TIME,
ON APRIL 11, 2008, UNLESS THE OFFER IS EXTENDED.
The Depositary for our Offer is:
COMPUTERSHARE TRUST COMPANY, N.A.
By Mail:	By Hand or Overnight Courier:
Computershare Trust Company, N.A.	Computershare Trust Company, N.A.
Attention: Corporate Actions	Attention: Corporate Actions
P.O. Box 859208	161 Bay State Drive
Braintree, MA 02185-9208	Braintree, MA 02184

YOU SHOULD READ CAREFULLY THIS LETTER OF TRANSMITTAL, INCLUDING THE ACCOMPANYING INSTRUCTIONS, BEFORE YOU COMPLETE IT. FOR THIS LETTER OF TRANSMITTAL TO BE VALIDLY DELIVERED, IT MUST BE RECEIVED BY THE DEPOSITARY AT ONE OF THE ABOVE ADDRESSES BEFORE OUR OFFER EXPIRES (IN ADDITION TO THE OTHER REQUIREMENTS DETAILED IN THIS LETTER OF TRANSMITTAL AND ITS INSTRUCTIONS). DELIVERY OF THIS LETTER OF TRANSMITTAL TO ANOTHER ADDRESS WILL NOT CONSTITUTE A VALID DELIVERY. DELIVERIES TO THE FUND, THE FUND’S TRANSFER AGENT, THE INFORMATION AGENT OR THE BOOK-ENTRY TRANSFER FACILITY WILL NOT BE FORWARDED TO THE DEPOSITARY AND WILL NOT CONSTITUTE A VALID DELIVERY.

DESCRIPTION OF SHARES TENDERED
(See instructions 3 and 4)

Name(s) and Address(es) of Registered Holder(s)	Shares Tendered For Certificates Enclosed (1)
(please fill in exactly as name(s) appear(s) on Certificate(s))	(Attach Additional Signed List if Necessary)

Total Number
		of Shares	Number of
	Certificate	Evidenced by	Shares
	Number(s)	Certificate(s)	Tendered (2)

Total Certificated Shares
Tendered:

Please complete the section “Designation” if you wish to designate the order (by certificate number) in which you wish to tender your shares in the event of proration. (1)(3)	Total Shares Tendered by
Book-Entry:

Total Shares Tendered:

(1) Need not be completed by shareholders who tender shares by book-entry transfer.
(2) Unless otherwise indicated, it will be assumed that all shares represented by any certificates delivered to the depositary are being tendered. See instruction 4.
(3) Completion of such section is optional. See instruction 12.

T E N D E R O F F E R  1

DESIGNATION

If you wish to designate the order (by certificate number) in which you wish to tender your shares in the event of proration, fill out the following box and keep a copy for your records (attach an additional signed list if necessary). You are not required to complete this box.

Order	Certificate Number
1st
2nd
3rd
4th
5th
6th
7th

WHEN THIS LETTER OF TRANSMITTAL SHOULD BE USED: You should complete this letter of transmittal only if:

• You are including with this letter of transmittal certificates representing shares that you are tendering (or the certificates will be delivered pursuant to a notice of guaranteed delivery you have previously sent to the depositary); or

• You are concurrently tendering shares by book-entry transfer to the account maintained by the depositary at The Depository Trust Company (the “book-entry transfer facility”) pursuant to Section 2 of the offer to purchase and you are not using an agent’s message (as defined in instruction 2); or

• You hold fund shares (including shares obtained through your participation in the fund’s dividend reinvestment plan) on deposit directly with Putnam Fiduciary Trust Company, the fund’s transfer agent, and do not have certificates for these shares.

If you want to tender your shares into our offer but (1) your certificates are not immediately available or cannot be delivered to the depositary by the expiration of the offer, (2) you cannot deliver all documents required by this letter of transmittal to the depositary before our offer expires, or (3) you cannot comply with the procedure for book-entry transfer on a timely basis, you can still tender your shares if you comply with the guaranteed delivery procedure set forth in Section 2 of the offer to purchase. See instruction 2.

2  T E N D E R O F F E R

ADDITIONAL INFORMATION REGARDING TENDERED SHARES

[ ] Check here if any certificate evidencing the shares you are tendering with this letter of transmittal has been lost, stolen, destroyed or mutilated. If so, you must complete an affidavit of loss and return it with your letter of transmittal. A bond may be required to be posted by you to secure against the risk that the certificates may be recirculated. Please call Putnam Fiduciary Trust Company, N.A., the fund’s transfer agent, at 1-800-225-1581 to obtain an affidavit of loss, for further instructions and for a determination as to whether you will need to post a bond. See instruction 11.

[ ] Check here if tendered shares are being delivered by book-entry transfer made to an account maintained by the depositary with the book-entry transfer facility and complete the following (only financial institutions that are participants in the system of the book-entry transfer facility may deliver shares by book-entry transfer):

Name of Tendering Institution: _____________________________________________________________

Account Number: _______________________________________________________________________

Transaction Code Number: ________________________________________________________________

[ ] Check here if tendered shares are being delivered pursuant to a notice of guaranteed delivery previously sent to the depositary and complete the following:

Name(s) of Registered Owner(s): ___________________________________________________________

Date of Execution of Notice of Guaranteed Delivery: ___________________________________________

Name of Institution that Guaranteed Delivery: _________________________________________________

Account Number: ________________________________________________________________________

[ ] Check here if tendered shares are from the Dividend Reinvestment Plan and complete the following:

[ ] Check here to instruct the depositary to tender on behalf of the undersigned ALL the shares credited to the Dividend Reinvestment Plan account of the undersigned

[ ] Check here to instruct the depositary to tender on behalf of the undersigned the following number of shares credited to the Dividend Reinvestment Plan account of the undersigned: _________________

SPECIAL PAYMENT INSTRUCTIONS
(See instructions 1, 5, 6 and 8)

Complete this box ONLY if you want certificate(s) for shares not tendered or not purchased and/or any check for the purchase price to be issued in the name of someone other than you, or if you want shares that you delivered by book-entry transfer facility to be credited to an account other than the one designated earlier.

Mail:	[ ]	Check
	[ ]	Certificate to:

Name:		___________________________________________________________________
(PLEASE PRINT)

Address:		_________________________________________________________________
(INCLUDE ZIP CODE)

_________________________________________________________________
(TAX IDENTIFICATION OR SOCIAL SECURITY NUMBER)

[ ] Credit shares delivered by book-entry transfer and not purchased to the account set forth below:

Account No.:		_________________________________________________________________

_________________________________________________________________

_________________________________________________________________

4  T E N D E R O F F E R

SPECIAL DELIVERY INSTRUCTIONS
(See instructions 1, 5, 6 and 8)

Complete this box ONLY if you want certificate(s) for shares not tendered or not purchased and/or any check for the purchase price, where such shares and check are to be issued in your name, to be mailed or sent to someone other than you or to you at an address other than the one shown above.

Mail:	[ ]	Check
	[ ]	Certificate to:

Name:		____________________________________________________________________
(PLEASE PRINT)

Address:		__________________________________________________________________

__________________________________________________________________
(INCLUDE ZIP CODE)

__________________________________________________________________
(TAX IDENTIFICATION OR SOCIAL SECURITY NUMBER)

We have no obligation, pursuant to the “Special Payment Instructions,” to transfer any certificates for shares from the name of its registered holder(s), or to order the registration or transfer of any shares tendered by book-entry transfer, if we do not purchase any of the shares represented by such certificate or tendered by such book-entry transfer.

T E N D E R O F F E R  5

NOTE: SIGNATURES MUST BE PROVIDED IN THE BOX BELOW LABELED
“IMPORTANT — SHAREHOLDERS SIGN HERE”

IF YOU WANT TO TENDER YOUR SHARES,
PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY.

To Computershare Trust Company, N.A.:

The undersigned hereby tenders to Putnam Master Intermediate Income Trust, a Massachusetts business trust (the “fund”), the above-described Putnam Master Intermediate Income Trust’s common shares of beneficial interest, without par value, at a price per share equal to 99% of net asset value as of the expiration date of the offer, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated February 29, 2008, receipt of which is hereby acknowledged, and in this letter of transmittal which, together with the offer to purchase each, as amended or supplemented from time to time, together constitute the offer.

Subject to, and effective upon, acceptance for payment of the shares tendered in accordance with the terms and subject to the conditions of the offer, including, if the offer is extended or amended, the terms and conditions of the extension or amendment, the undersigned agrees to sell, assign and transfer to, or upon the order of, the fund, all right, title and interest in and to all shares tendered and orders the registration of all shares tendered by book-entry transfer that are purchased under the offer to or upon the order of the fund and irrevocably constitutes and appoints the depositary as the true and lawful agent and attorney-in-fact of the undersigned with respect to the shares with full knowledge that the depositary also acts as the agent of the fund, with full power of substitution (the power of attorney being deemed to be an irrevocable power coupled with an interest), to:

1. deliver certificate(s) representing the shares or transfer ownership of the shares on the account books maintained by the book-entry transfer facility, together, in either case, with all accompanying evidences of transfer and authenticity, to, or upon the order of, the fund upon receipt by the depositary, as the undersigned’s agent, of the purchase price with respect to the shares;

2. present certificates for the shares for cancellation and transfer on the fund’s books; and

3. receive all benefits and otherwise exercise all rights of beneficial ownership of the shares, subject to the next paragraph, all in accordance with the terms and subject to the conditions of the offer.

The undersigned covenants, represents and warrants to the fund that:

1. the undersigned has full power and authority to tender, sell, assign and transfer the shares tendered hereby and, when and to the extent accepted for payment, the fund will acquire good, marketable and unencumbered title to the tendered shares, free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer of the shares, and not subject to any adverse claims;

2. the undersigned understands that tenders of shares pursuant to any one of the procedures described in Section 2 of the offer to purchase and in the instructions to this letter of transmittal will constitute the undersigned’s acceptance of the terms and conditions of the offer, including the undersigned’s representation and warranty that (a) the undersigned has a “net long position,” within the meaning of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended, in the shares or equivalent securities at least equal to the shares being tendered, and (b) the tender of shares complies with Rule 14e-4;

3. the undersigned will, upon request, execute and deliver any additional documents deemed by the depositary or the fund to be necessary or desirable to complete the sale, assignment and transfer of the shares tendered; and

4. the undersigned has read, understands and agrees to all of the terms of the offer.

6  T E N D E R O F F E R

The undersigned understands that the fund’s acceptance of shares tendered pursuant to any one of the procedures described in Section 2 of the offer to purchase and in the instructions to this letter of transmittal will constitute a binding agreement between the undersigned and the fund upon the terms and subject to the conditions of the offer. The undersigned acknowledges that under no circumstances will the fund pay interest on the purchase price, including, without limitation, by reason of any delay in making payment.

The name(s) and address(es) of the registered holder(s) should be printed, if they are not already printed above, exactly as they appear on the certificates evidencing shares tendered. The certificate numbers, the number of shares evidenced by the certificates and the number of shares that the undersigned wishes to tender should be set forth in the appropriate boxes above.

The purchase price of the shares will equal 99% of their net asset value (a 1% discount) as of the close of regular trading on the New York Stock Exchange on April 11, 2008, or such later date to which the offer is extended. All shares validly tendered on or before the expiration date and not properly withdrawn will be purchased, subject to the conditions of the offer and the proration provisions described in the offer to purchase. If any tendered shares are not accepted for payment pursuant to the terms and conditions of the offer for any reason, such shares will be returned without expense to the shareholder in accordance with Section 4 of the offer to purchase.

The undersigned recognizes that under the circumstances set forth in the offer to purchase, the fund may terminate or amend the offer; may postpone the acceptance for payment of, or the payment for, shares tendered; or may accept for payment fewer than all of the shares tendered. The undersigned understands that certificate(s) for any shares not tendered or not purchased will be returned to the undersigned at the address indicated above, unless otherwise indicated in the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” above. The undersigned acknowledges that the fund has no obligation, pursuant to the “Special Payment Instructions” box, to transfer any certificate for shares from the name of its registered holder(s), or to order the registration or transfer of any shares tendered by book-entry transfer, if the fund does not purchase any of the shares represented by such certificate or tendered by such book-entry transfer.

The check for the aggregate net purchase price for the shares tendered and purchased will be issued to the order of the undersigned and mailed to the address indicated above, unless otherwise indicated in the boxes entitled “Special Payment Instructions” or “Special Delivery Instructions” above.

All authority conferred or agreed to be conferred by this letter of transmittal will survive the death or incapacity of the undersigned, and any obligation of the undersigned will be binding on the heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and legal representatives of the undersigned. Except as stated in the offer to purchase, this tender is irrevocable.

T E N D E R O F F E R  7

IMPORTANT

SHAREHOLDERS SIGN HERE
(PLEASE COMPLETE AND RETURN THE ATTACHED SUBSTITUTE FORM W-9)

(The registered holder(s) must sign this document exactly as name(s) appear(s) on certificate(s) for shares or on a security position listing or the person(s) authorized to become the registered holder(s) by certificates and documents transmitted with this letter of transmittal must sign this document. If a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity is signing this document, please set forth your full title and see instruction 5.)

(Signature of Owner)

Dated: ____________________________________________________________________________________________

Name(s): __________________________________________________________________________________________

Capacity (full title): _________________________________________________________________________________

Address: __________________________________________________________________________________________
(Include Zip Code)

Daytime Area Code and Telephone Number: _____________________________________________________________

Tax Identification or Social Security Number: _____________________________________________________________
(See Substitute Form W-9)

GUARANTEE OF SIGNATURE(S)
(See instructions 1 and 5)

Authorized Signature: ________________________________________________________________________________

Name: ____________________________________________________________________________________________
(Please Print)

Title: _____________________________________________________________________________________________

Name of Firm: ______________________________________________________________________________________

Address: ___________________________________________________________________________________________
(Include Zip Code)

Area Code and Telephone Number: ______________________________________________________________________

Dated: _____________________________________________________________________________________________

8  T E N D E R O F F E R

SUBSTITUTE	Name:	Individual □
Form W-9		Partnership □
Department of the	Address:	Corporation □
Treasury		Other (specify) □
Internal Revenue Service		Exempt from backup withholding □
Request for Taxpayer
Identification Number (TIN)
and Certification

PART I. TAXPAYER IDENTIFICATION NUMBER (TIN)

Please provide your Taxpayer Identification Number in the space at right		SSN: __________________________________________
and certify by signing and dating below. If awaiting TIN, write “Applied For”		or
in the space to the right and complete the Certificate of Awaiting		EIN: __________________________________________
Taxpayer Identification Number below.

PART II. CERTIFICATION

Under penalties of perjury, I certify that:
(1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me);
(2) I am not subject to backup withholding either because: (a) I am exempt from backup withholding, or (b) I have not been notified by the IRS that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
(3) I am a U.S. person (including a U.S. resident alien) as described in the instructions.

CERTIFICATION INSTRUCTIONS — You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return.

The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Signature __________________________________________

Date: __________________________________________ , 2008

NOTE: FAILURE TO COMPLETE AND RETURN THIS SUBSTITUTE FORM W-9 MAY RESULT IN IRS PENALTIES AND BACKUP WITHHOLDING OF 28% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS. YOU MUST ALSO COMPLETE THE FOLLOWING CERTIFICATE IF YOU ARE AWAITING (OR WILL SOON APPLY FOR) A TAXPAYER IDENTIFICATION NUMBER.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (1) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office, or (2) I intend to mail or deliver an application in the near future. I understand that notwithstanding the information I provided in Part II of the Substitute Form W-9 (and the fact that I have completed this Certificate of Awaiting Taxpayer Identification Number), all reportable payments made to me hereafter will be subject to backup withholding until I provide a taxpayer identification number.

Signature__________________________________________

__________________________________________________
Name (Please Print)	Date __________________________________________ , 2008

T E N D E R O F F E R  9

Form **W-8BEN**
(Rev. February 2006)
Department of the Treasury
Internal Revenue Service

Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding

▶ Section references are to the Internal Revenue Code. ▶ See separate instructions.
▶ Give this form to the withholding agent or payer. Do not send to the IRS.

OMB No. 1545-1621

Do not use this form for:	Instead, use Form:
• A U.S. citizen or other U.S. person, including a resident alien individual	W-9
• A person claiming that income is effectively connected with the conduct of a trade or business in the United States	W-8ECI
• A foreign partnership, a foreign simple trust, or a foreign grantor trust (see instructions for exceptions)	W-8ECI or W-8IMY
• A foreign government, international organization, foreign central bank of issue, foreign tax-exempt organization, foreign private foundation, or government of a U.S. possession that received effectively connected income or that is claiming the applicability of section(s) 115(2), 501(c), 892, 895, or 1443(b) (see instructions)	W-8ECI or W-8EXP

Note: *These entities should use Form W-8BEN if they are claiming treaty benefits or are providing the form only to claim they are a foreign person exempt from backup withholding.*

• A person acting as an intermediary	W-8IMY

Note: *See instructions for additional exceptions.*

Part I Identification of Beneficial Owner (See instructions.)

1 Name of individual or organization that is the beneficial owner

2 Country of incorporation or organization

3 Type of beneficial owner: ☐ Individual ☐ Corporation ☐ Disregarded entity ☐ Partnership ☐ Simple trust ☐ Grantor trust ☐ Complex trust ☐ Estate ☐ Government ☐ International organization ☐ Central bank of issue ☐ Tax-exempt organization ☐ Private foundation

4 Permanent residence address (street, apt. or suite no., or rural route). **Do not use a P.O. box or in-care-of address.**

City or town, state or province. Include postal code where appropriate.

Country (do not abbreviate)

5 Mailing address (if different from above)

City or town, state or province. Include postal code where appropriate.

Country (do not abbreviate)

6 U.S. taxpayer identification number, if required (see instructions) ☐ SSN or ITIN ☐ EIN

7 Foreign tax identifying number, if any (optional)

8 Reference number(s) (see instructions)

Part II Claim of Tax Treaty Benefits (if applicable)

9 **I certify that (check all that apply):**

a ☐ The beneficial owner is a resident of ____________________ within the meaning of the income tax treaty between the United States and that country.

b ☐ If required, the U.S. taxpayer identification number is stated on line 6 (see instructions).

c ☐ The beneficial owner is not an individual, derives the item (or items) of income for which the treaty benefits are claimed, and, if applicable, meets the requirements of the treaty provision dealing with limitation on benefits (see instructions).

d ☐ The beneficial owner is not an individual, is claiming treaty benefits for dividends received from a foreign corporation or interest from a U.S. trade or business of a foreign corporation, and meets qualified resident status (see instructions).

e ☐ The beneficial owner is related to the person obligated to pay the income within the meaning of section 267(b) or 707(b), and will file Form 8833 if the amount subject to withholding received during a calendar year exceeds, in the aggregate, $500,000.

10 **Special rates and conditions** (if applicable—see instructions): The beneficial owner is claiming the provisions of Article ________ of the treaty identified on line 9a above to claim a ________ % rate of withholding on (specify type of income): ____________________

Explain the reasons the beneficial owner meets the terms of the treaty article: ____________________

Part III Notional Principal Contracts

11 ☐ I have provided or will provide a statement that identifies those notional principal contracts from which the income is **not** effectively connected with the conduct of a trade or business in the United States. I agree to update this statement as required.

Part IV Certification

Under penalties of perjury, I declare that I have examined the information on this form and to the best of my knowledge and belief it is true, correct, and complete. I further certify under penalties of perjury that:

1 I am the beneficial owner (or am authorized to sign for the beneficial owner) of all the income to which this form relates,

2 The beneficial owner is not a U.S. person,

3 The income to which this form relates is (a) not effectively connected with the conduct of a trade or business in the United States, (b) effectively connected but is not subject to tax under an income tax treaty, or (c) the partner's share of a partnership's effectively connected income, and

4 For broker transactions or barter exchanges, the beneficial owner is an exempt foreign person as defined in the instructions.

Furthermore, I authorize this form to be provided to any withholding agent that has control, receipt, or custody of the income of which I am the beneficial owner or any withholding agent that can disburse or make payments of the income of which I am the beneficial owner.

Sign Here ▶ ____________________ Signature of beneficial owner (or individual authorized to sign for beneficial owner) ________ Date (MM-DD-YYYY) ________ Capacity in which acting

For Paperwork Reduction Act Notice, see separate instructions. Cat. No. 25047Z Form **W-8BEN** (Rev. 2-2006)

Printed on Recycled Paper

10 T E N D E R O F F E R

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W9

Guidelines for Determining the Proper Identification Number to Give the Payer. Social Security numbers and individual taxpayer identification numbers have nine digits separated by two hyphens: i.e. 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e. 00-0000000. The table below will help determine the number to give the payer.

For this type of account:	Give name and the SOCIAL SECURITY number (or
individual taxpayer identification number) of —

1. An individual’s account	The individual

2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds,
the first individual on the account[1]

3. Custodian account of a minor (Uniform Gift
to Minors Act)	The minor[2]

4 a. The usual revocable savings trust
account (grantor is also trustee)	The grantor-trustee[1]

b. So-called trust account that is not a
legal or valid trust under State law.	The actual owner[1]

For this type of account:	Give the name and the EMPLOYER
IDENTIFICATION number of —

5. Sole proprietorship account or single owner LLC	The owner[3]

6. A valid trust, estate or pension trust	The legal entity[4]

7. Corporate or LLC electing corporate status	The corporation
on Form 8832

8. Religious, charitable, or educational	The organization
organization account or an association,
club or other tax-exempt organization

9. Partnership or multi-member LLC	The partnership

10. A broker or registered nominee	The broker or nominee

11. Account with the Department of	The public entity
Agriculture in the name of a public
entity (such as a State or local
government, school district, or prison) that
receives agricultural program payments

1 List first and circle the name of the person whose number you furnish. If only one person on a joint account has a SSN, that person’s number must be furnished.

2 Circle the minor’s name and furnish the minor’s SSN.

3 You must show your individual name and you may also enter your business or “DBA” name. You may use either your SSN or EIN (if you have one). If you are a sole proprietor, the IRS encourages you to use your SSN.

4 List first and circle the name of the legal trust, estate or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

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GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

Obtaining a Number

If you don’t have a taxpayer identification number, obtain Form SS-5, Application for a Social Security Card, Form SS-4, Application for Employer Identification Number or Form W-7, Application for Individual Taxpayer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service and apply for a number.

To complete Substitute Form W-9, if you do not have a taxpayer identification number, write “Applied For” in the space for the taxpayer identification number in Part 1, sign and date the Form, and give it to the requester.

Payee Exempt from Backup Withholding

Payees specifically exempted from backup withholding on ALL payments include the following:

• An organization exempt from tax under section 501(a), or an individual retirement plan where the payor is also the trustee or custodian, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2).

• The U.S., or any agency or instrumentality thereof.

• A State, the District of Columbia, a possession of the U.S., or any of their political subdivisions or instrumentalities.

• An international organization or any agency or instrumentality thereof.

• A foreign government or any of its political subdivisions, agencies or instrumentalities.

Payees that may be specifically exempted from backup withholding on payments of dividends and certain other payments include the following:

• A corporation.

• A financial institution.

• A futures commission merchant registered with the Commodity Futures Trading Commission.

• A dealer in securities or commodities registered in the U.S., the District of Columbia or a possession of the U.S.

• A real estate investment trust.

• A middleman known in the industry as a nominee or custodian.

• A common trust fund operated by a bank under section 584(a).

• A trust exempt from tax under section 664 or described in section 4947.

• An entity registered at all times during the taxable year under the Investment Company Act of 1940.

• A foreign central bank of issue.

Exempt payees should file Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, CHECK THE BOX LABELED “EXEMPT FROM BACKUP WITHHOLDING”, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

Privacy Act Notice. — Section 6109 requires most recipients of dividend, interest, or other payments to give taxpayer identification numbers to payers who must report the payments to IRS. The IRS uses the numbers for identification purposes and may also provide this information to various government agencies for tax enforcement of litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividends, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

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Penalties

1. Penalty for Failure to Furnish Taxpayer identification Number. — If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty or $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

2. Civil Penalty for False Information With Respect to Withholding. — If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

3. Criminal Penalty for Falsifying Information. — Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

4. Misuse of Taxpayer Identification Numbers. — If the requester discloses or uses taxpayer identification numbers in violation of Federal Law, the requester may be subject to civil and criminal penalties.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX
ADVISOR OR THE INTERNAL REVENUE SERVICE.

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INSTRUCTIONS
FORMING PART OF THE TERMS AND CONDITIONS OF OUR OFFER

1. Guarantee Of Signatures. Depending on how the certificates for your shares are registered and to whom you want payments or deliveries made, you may need to have the signatures on this letter of transmittal guaranteed by an “eligible guarantor institution”, as such term is defined below. No signature guarantee is required if either:

• this letter of transmittal is signed by the registered holder(s) of the shares tendered (which, for these purposes, includes any participant in the book-entry transfer facility whose name appears on a security position listing as the owner of the shares) exactly as the name of the registered holder(s) appears on the certificate(s) for the shares and payment and delivery are to be made directly to the holder; or

• the shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity that is also an “eligible guarantor institution,” as that term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended, each such entity, referred to as an “eligible guarantor institution.”

In all other cases, including if you have completed either the box entitled “Special Payment Instructions” or “Special Delivery Instructions” above, an eligible guarantor institution must guarantee all signatures on this letter of transmittal. You may also need to have any certificates you deliver endorsed or accompanied by a stock power, and the signatures on these documents also may need to be guaranteed. See instruction 5.

2. Delivery of Letter of Transmittal and Certificates; Guaranteed Delivery Procedures. For your shares to be properly tendered, either (1) or (2) below must happen:

(1) The depositary must receive all of the following at its address above in this letter of transmittal before or on the date our offer expires:

• either (a) the certificates for the shares or (b) a confirmation of receipt of the shares pursuant to the procedure for book-entry transfer described in this instruction, and

• either (a) a properly completed and executed letter of transmittal, including any required signature guarantees, or (b) an “agent’s message” of the type described in this instruction 2 in the case of a book-entry transfer, and

• any other documents required by this letter of transmittal.

(2) You must comply with the guaranteed delivery procedure set forth below.

Book-Entry Delivery. Any institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of the shares by causing the book-entry transfer facility to transfer shares into the depositary’s account in accordance with the book-entry transfer facility’s procedures for transfer. Delivery of this letter of transmittal or any other required documents to the book-entry transfer facility does not constitute delivery to the depositary.

Agent’s Message. The term “agent’s message” means a message transmitted by the book-entry transfer facility to, and received by, the depositary, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the shares that the participant has received and agrees to be bound by the terms of this letter of transmittal and that we may enforce the agreement against them.

Guaranteed Delivery. If you wish to tender your shares but your share certificate(s) are not immediately available or cannot be delivered to the depositary before the offer expires, the procedure for book-entry transfer cannot be completed on a timely basis, or if time will not permit all required documents to reach the depositary before the offer expires, your shares may still be tendered, if all of the following conditions are satisfied:

• the tender is made by or through an eligible guarantor institution;

14  T E N D E R O F F E R

• the depositary receives by hand, mail, overnight courier or facsimile transmission, before the expiration date, a properly completed and duly executed notice of guaranteed delivery in the form provided with this letter of transmittal, including (where required) a signature guarantee by an eligible guarantor institution in the form set forth in the notice of guaranteed delivery; and

• all of the following are received by the depositary within three New York Stock Exchange trading days after the date of receipt by the depositary of the notice of guaranteed delivery:

• either (a) the certificates for the shares or (b) a confirmation of receipt of the shares pursuant to the procedure for book-entry transfer described in this instruction 2;

• either (a) a properly completed and executed letter of transmittal, including any required signature guarantees, or (b) an “agent’s message” of the type described in this instruction 2 in the case of a book-entry transfer; and

• any other documents required by this letter of transmittal.

The method of delivering all documents, including share certificates, this letter of transmittal and any other required documents, is at your election and risk. If delivery is by mail, we recommend you use registered mail with return receipt requested, properly insured. In all cases, sufficient time should be allowed to ensure timely delivery.

3. Inadequate Space. If the space provided in the box entitled “Description of Shares Tendered” above is inadequate, the certificate numbers and/or the number of shares should be listed on a separate signed schedule and attached to this letter of transmittal.

4. Partial Tenders and Unpurchased Shares. (This paragraph does not apply to shareholders who tender by book-entry transfer.) If fewer than all of the shares evidenced by any certificate are to be tendered, fill in the number of shares that are to be tendered in the column entitled “Number of Shares Tendered” in the box entitled “Description of Shares Tendered” above. In that case, if any tendered shares are purchased, a new certificate for the remainder of the shares (including any shares not purchased) evidenced by the old certificate(s) will be issued and sent to the registered holder(s), unless otherwise specified in either the box entitled “Special Payment Instructions” or “Special Delivery Instructions” in this letter of transmittal, as soon as practicable after the expiration date. Unless otherwise indicated, all shares represented by the certificate(s) set forth above and delivered to the depositary will be deemed to have been tendered.

If any tendered shares are not purchased or are properly withdrawn, or if fewer than all shares evidenced by a shareholder’s certificates are tendered, certificates for unpurchased shares will be returned as soon as practicable after the expiration or termination of the offer or the proper withdrawal of the shares, as applicable. In the case of shares tendered by book-entry transfer at the book-entry transfer facility, the shares will be credited to the appropriate account maintained by the tendering shareholder at the book-entry transfer facility. In each case, we will not charge the shareholder for costs we incur returning or crediting the shares to the shareholder.

5. Signatures on Letter of Transmittal; Stock Powers and Endorsements; Exact Signature. If this letter of transmittal is signed by the registered holder(s) of the shares tendered, the signature(s) must correspond exactly with the name(s) as written on the face of the certificate(s) without any change whatsoever.

Joint Holders. If the shares tendered are registered in the names of two or more joint holders, each holder must sign this letter of transmittal.

Different Names on Certificates. If any tendered shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate letters of transmittal as there are different registrations of certificates.

Endorsements. If this letter of transmittal is signed by the registered holder(s) of the shares tendered, no endorsements of certificates representing the shares or separate stock powers are required.

T E N D E R O F F E R  15

If this letter of transmittal is signed by a person other than the registered holder(s) of the certificates listed, or if payment is to be made or certificates for shares not tendered or not purchased are to be issued to a person other than the registered holder(s), the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appears on the certificates, and the signatures on the certificates or stock powers must be guaranteed by an eligible institution. See instruction 1.

Signatures of Fiduciaries. If this letter of transmittal or any certificate or stock power is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or any other person acting in a fiduciary or representative capacity, that person should so indicate when signing and must submit proper evidence satisfactory to us of his or her authority to so act.

6. Stock Transfer Taxes. Except as provided in this instruction 6, no stock transfer tax stamps or funds to cover tax stamps need accompany this letter of transmittal. We will pay any stock transfer taxes payable on the transfer to us of shares purchased pursuant to our offer. If, however,

• payment of the purchase price is to be made to any person other than the registered holder(s);

• shares not tendered or rejected for purchase are to be registered in the name(s) of any person(s) other than the registered holder(s); or

• certificates representing tendered shares are registered in the name(s) of any person(s) other than the person(s) signing this letter of transmittal, then the depositary will deduct from the purchase price the amount of any stock transfer taxes (whether imposed on the registered holder(s), other person(s) or otherwise) payable on account of the transfer to that person, unless satisfactory evidence of the payment of the taxes or any exemption therefrom is submitted.

7. Special Payment and Delivery Instructions. If certificate(s) for shares not tendered or not purchased and/or check(s) are to be issued in the name of a person other than the signer of this letter of transmittal or if the certificates and/or checks are to be sent to someone other than the person signing this letter of transmittal or to the signer at a different address, the box entitled “Special Payment Instructions” and/or the box entitled “Special Delivery Instructions” on this letter of transmittal should be completed as applicable and signatures must be guaranteed as described in instruction 1.

8. Irregularities. All questions as to the number of shares to be accepted, and the validity (including time of receipt), form, eligibility and acceptance for payment of any tender of shares will be determined by us in our sole discretion. Our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders of any shares that we determine are not in proper form or the acceptance of or payment for which we determine may be unlawful. We also reserve the absolute right to waive any of the conditions of the offer or any defect or irregularity in any tender with respect to any particular shares or any particular shareholder. No tender of shares will be deemed to be properly made until all defects or irregularities have been cured by the tendering shareholder or waived by us. None of the fund, the depositary, the information agent, or any other person will be under any duty to give notification of any defects or irregularities in any tender, or incur any liability for failure to give any such notification. Our interpretation of the terms of and conditions to the offer, including the letter of transmittal and these instructions, will be final and binding. By tendering shares to us, you agree to accept all decisions we make concerning these matters and waive any right you might otherwise have to challenge those decisions.

9. Questions and Requests for Assistance and Additional Copies. Questions and requests for additional copies of the offer to purchase, this letter of transmittal or the notice of guaranteed delivery may be directed to the information agent at the telephone number and address set forth the back page of the offer to purchase and set forth below.

10. Federal Income Tax Withholding. To prevent backup federal income tax withholding equal to 28% of the gross payments payable pursuant to the offer, each tendering shareholder who is a U.S. Shareholder (as defined below) must notify the depositary of the shareholder’s correct taxpayer identification number (employer identification number or social security number) and provide various other information by completing, under penalties of perjury,

16  T E N D E R O F F E R

the Substitute Form W-9 included in this letter of transmittal. Certain U.S. Shareholders are not subject to backup withholding; however, to avoid possible erroneous backup withholding, U.S. Shareholders who are exempt from backup withholding should complete the Substitute Form W-9 by checking the “Exempt from backup withholding” box and providing the shareholder’s taxpayer identification number and the other required information on the form. A “U.S. Shareholder” is any shareholder that is:

• a citizen or resident of the U.S.;

• a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes), partnership, or other entity created or organized in or under the laws of the U.S., any State or any political subdivision thereof;

• an estate, the income of which is subject to U.S. federal income taxation regardless of the source of the income; or

• a trust if it (1) is subject to the supervision of a court within the U.S. and one or more U.S. persons has the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Non-U.S. Shareholders should generally complete and sign an appropriate Form W-8 to avoid backup withholding. A “Non-U.S. Shareholder” is any shareholder who is not a U.S. Shareholder.

The depositary will withhold U.S. federal income taxes equal to 30% of the gross payments payable to a Non-U.S. Shareholder unless the depositary and we determine that an exemption is available. For example, an applicable income tax treaty may reduce or eliminate such tax, in which event a Non-U.S. Shareholder claiming a reduction in or exemption from such tax under the applicable income tax treaty provides through the third party withholding agent a properly completed IRS Form W-8BEN (or suitable successor form claiming the benefit of the applicable tax treaty). Alternatively, an exemption applies if the gain is effectively connected with a U.S. trade or business of the Non-U.S. Shareholder and the Non-U.S. Shareholder provides an appropriate statement to that effect on a properly completed IRS Form W-8ECI (or suitable successor or substitute form). In certain cases, Form W-8BEN or Form W-8ECI may not be the proper IRS forms to be completed and returned, depending on the status of the Non-U.S. Shareholder claiming exemption from backup withholding. Each tendering Non-U.S. Shareholder must complete and return the appropriate version of Form W-8. Additional IRS forms are available from the Internal Revenue Service web site at http://www.irs.gov. Shareholders should consult their accountants or tax advisors for further guidance as to the proper form to complete and return to claim exemption from backup withholding.

To comply with IRS Circular 230, you are hereby notified that: (a) any discussion of federal tax issues contained or referred to herein is not intended or written to be used, and cannot be used by you, for the purposes of avoiding penalties that may be imposed on you under the Internal Revenue Code; (b) such discussion is written to support the promotion or marketing of the offer addressed by the written advice herein; and (c) you should seek advice based on your particular circumstances from an independent tax advisor.

11. Lost, Stolen, Destroyed or Mutilated Certificates. If your certificate for part or all of your shares has been lost, stolen, misplaced or destroyed, you should contact Putnam Fiduciary Trust Company, the transfer agent for our shares, at 1-800-225-1581 (toll free), for instructions as to obtaining an affidavit of loss. The affidavit of loss will then be required to be submitted together with this letter of transmittal in order to receive payment for shares that are tendered and accepted for payment. A bond may be required to be posted by you to secure against the risk that the certificates may be subsequently recirculated. You are urged to contact Computershare Trust Company, N.A. immediately in order to receive further instructions, to permit timely processing of this documentation and for a determination as to whether you will need to post a bond.

12. Order of Purchase in Event of Proration. As described in Section 1 of the offer to purchase, shareholders can designate in the “Designation” box of this letter of transmittal the order in which they wish to have their shares purchased if, as a result of the proration provisions or otherwise, some but not all of the tendered shares are purchased in the offer. The order of purchase may have an effect on the federal income tax treatment of the purchase price for the shares purchased. See Sections 1 and 5 of the offer to purchase. Our determination of the proration factor will be final and binding on all parties. By tendering shares to us, you agree to accept all decisions we make concerning proration matters and waive any right you might otherwise have to challenge those decisions.

T E N D E R O F F E R  17

IMPORTANT. This letter of transmittal, together with any required signature guarantees, or, in the case of a book-entry transfer, an agent’s message, and any other required documents, must be received by the depositary on or before April 11, 2008, or such later date to which the offer is extended, and either certificates for tendered shares must be received by the depositary or shares must be delivered pursuant to the procedures for book-entry transfer, in each case prior to the expiration of the offer, or the tendering shareholder must comply with the procedures for guaranteed delivery.

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The letter of transmittal, certificates for shares and any other required documents should be sent or delivered by each fund shareholder or the shareholder’s broker, dealer, commercial bank, trust company or nominee to the depositary as follows:

The Depositary for the Tender Offer is:

By Mail:	By Hand or Overnight Courier:

Computershare Trust Company, N.A.	Computershare Trust Company, N.A.
Attention: Corporate Actions	Attention: Corporate Actions
P.O. Box 859208	161 Bay State Drive
Braintree, MA 02185-9208	Braintree, MA 02184

Delivery of the letter of transmittal to an address other than as set forth above will not constitute a valid delivery to the depositary.

Any questions, requests for assistance or requests for additional copies of this offer to purchase, the letter of transmittal or the notice of guaranteed delivery may be directed to the information agent at the telephone number or address set forth below. You may also contact your broker, dealer, commercial bank, trust company or nominee for assistance concerning the offer. To confirm delivery of shares, shareholders are directed to contact the depositary.

The Information Agent for the Tender Offer is:

199 Water Street, 26th Floor

New York, NY 10038

Banks and brokers call: (212) 440-9800

All others call: (866) 651-3134

249637 2/08

OFFER TO PURCHASE FOR CASH
BY
Putnam Master Intermediate Income Trust

up to 12,130,566 of its Issued and Outstanding Common
Shares of Beneficial Interest, without par value

This tender offer is not conditioned on any minimum number of shares being tendered but is subject to other conditions as outlined in this offer to purchase and in the related letter of transmittal.

If we complete the tender offer, we will purchase shares at a price equal to 99% of the per share net asset value as of the close of regular trading on the New York Stock Exchange on the tender offer expiration date.

None of the fund, its board of trustees or Putnam Investment Management, LLC, the fund’s investment manager and administrator, makes any recommendation as to whether to tender or not to tender shares in the offer. No person has been authorized to give any information or to make any representations in connection with the offer other than those contained in this offer to purchase and in the letter of transmittal, and, if given or made, such information or representations may not be relied upon as having been authorized by us, our trustees, our officers or our investment manager. We have been advised that no trustee or officer of the fund intends to tender any shares pursuant to the offer.

You may direct questions and requests for assistance to Georgeson Inc., the information agent for the tender offer, at its address and telephone number set forth on the back cover of this offer to purchase. Shareholders may obtain additional copies of this offer to purchase, the letter of transmittal, the notice of guaranteed delivery or any other tender materials from the information agent and may also contact their brokers, dealers, banks, trust companies or other nominees for copies of these documents.

If you do not wish to tender your shares, you need not take any action.

February 29, 2008

T E N D E R O F F E R  i

Important procedures

If you want to tender all or part of your shares, you must do one of the following before the offer expires:

• if your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and have the nominee tender your shares for you; or

• if you hold certificates in your own name, complete and sign a letter of transmittal according to its instructions, and deliver it, together with any required signature guarantees, the certificates for your shares and any other documents required by the letter of transmittal, to Computershare Trust Company, N.A., the depositary for the offer; or

• if you are an institution participating in The Depository Trust Company, which we call the “book-entry transfer facility” in this offer to purchase, tender your shares according to the procedure for book-entry transfer described in Section 2; or

• if you hold shares in the fund’s dividend reinvestment plan, you may tender such shares by completing and signing a letter of transmittal, including the appropriate section for shares acquired through the dividend reinvestment plan.

If you want to tender your shares, but:

• your certificates for the shares are not immediately available or cannot be delivered to the depositary by the expiration of the offer; or

• you cannot comply with the procedure for book-entry transfer by the expiration of the offer; or

• your other required documents cannot be delivered to the depositary by the expiration of the offer, you can still tender your shares if you comply with the guaranteed delivery procedure described in Section 2. To tender your shares, you must follow the procedures described in this offer to purchase, the letter of transmittal and the other documents related to the tender offer. The fund may reject any tender not fully in compliance with these procedures.

ii  T E N D E R O F F E R

T E N D E R O F F E R  iii

SUMMARY TERM SHEET

Securities Sought:	Up to 12,130,566 common shares of beneficial interest of the fund

Price Offered Per Share:	99% of net asset value as calculated as of 4:00 pm Eastern Time on the expiration date of the offer

Scheduled Expiration Date:	April 11, 2008

Purchaser:	Putnam Master Intermediate Income Trust. This is an issuer tender offer.

Board Recommendation:	Our Board of Trustees is not making a recommendation.

The following are some of the questions that you, as a shareholder, may have and answers to those questions.

We urge you to read carefully the remainder of this offer to purchase, the letter of transmittal and the other documents to which we have referred because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this offer to purchase and the letter of transmittal.

Who is offering to buy my shares?

• Putnam Master Intermediate Income Trust, which we refer to as the fund, is offering to re-purchase shares it previously issued. The fund is a Massachusetts business trust.

How much is the fund offering to pay?

• We are offering to purchase up to 12,130,566 of our outstanding common shares for cash, at a price per share equal to 99% of the per share net asset value as of the close of regular trading on the New York Stock Exchange on April 11, 2008 (or if the tender offer is extended, on the date to which the tender offer is extended), upon the terms and subject to conditions set forth in this offer to purchase and the letter of transmittal.

When will the tender offer expire and may the offer be extended?

• The tender offer will expire at 5:00 p.m., New York City time, on April 11, 2008, unless extended. We may extend the period of time the tender offer will be open by issuing a press release or making some other public announcement by no later than the next business day after the tender offer otherwise would have expired. See Section 1 of this offer to purchase.

What is the net asset value per common share as of a recent date?

• As of January 31, 2008, the net asset value per common share was $6.89. See Section 6 of this offer to purchase for additional information regarding net asset values and market prices. During the pendency of the tender offer, daily net asset value quotations can be obtained by calling the information agent toll free at (866) 651-3134, or for banks and brokers, by calling (212) 440-9800 between 8:00 a.m. and 7:00 p.m., New York City time, Monday through Thursday (except holidays) and between 9:00 a.m. and 5:00 p.m., New York City time, Friday (except holidays) or by visiting the fund’s website at www.putnam.com. The other contents of the fund’s website are not part of this offer to purchase.

What was the market value of my shares as of a recent date?

• On January 31, 2008, the closing price of the shares reported on the New York Stock Exchange was $6.39 per share. Shares may trade at a discount or premium to net asset value and as such the price offered per share may be more or less than the current market price. We advise you to obtain a recent quotation for shares in deciding whether to tender your shares. See Section 6 of this offer to purchase.

Is there a limit on the number of shares I may tender?

• No; however, only up to 12,130,566 of our outstanding common shares will be accepted for tender. See Section 1 of this offer to purchase.

iv  T E N D E R O F F E R

In what order will the fund purchase tendered shares?

• If the terms and conditions of the tender offer have been satisfied or waived and more than 12,130,566 shares have been validly tendered and not validly withdrawn on or prior to the expiration of the offer, we will purchase shares from all tendered shares on a pro rata basis (disregarding fractions) in accordance with the number of shares tendered by each shareholder (and not timely withdrawn). No special consideration or priority will be given to shares held in “odd lots.” Our present intention, if the tender offer is oversubscribed, is not to purchase more than 12,130,566 shares. See Section 1 of this offer to purchase.

If I decline to tender, how will the tender offer affect the shares I hold?

• Your percentage ownership interest in the fund will likely increase after completion of the offer.

Will I have to pay any fees or commissions?

• If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. You may be required to pay transfer taxes under certain circumstances described in the letter of transmittal. If you hold shares through a bank or broker, you are responsible for paying any fees or expenses you incur in tendering your shares in the offer. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

Does the fund have the financial resources to make payment?

• Yes. We do not expect to borrow money to finance the purchase of any tendered shares. See Section 7 of this offer to purchase.

If shares I tender are accepted by the fund, when will payment be made?

• Payment for tendered shares, if accepted, will be made in United States dollars promptly after the expiration date of the offer.

How do I tender my shares?

• To tender your shares, you must complete one of the actions described under “Important procedures” on the inside front cover page of this offer to purchase before the tender offer expires.

• If your shares are held in street name (i.e., through a broker, dealer or other nominee), you must contact your nominee and request that your shares be tendered in the offer.

• For additional information on the procedures for tendering your shares, see Section 2 of this offer to purchase.

May I tender shares in the offer held in my Dividend Reinvestment Plan account?

• Yes. Holders of shares in the Dividend Reinvestment Plan may tender their shares by completing the appropriate sections of the letter of transmittal. See Section 2.

• In connection with the offer, the Dividend Reinvestment Plan will be suspended for the regular monthly dividend distributions to be declared in March 2008. The March 2008 dividend will accordingly be paid in cash to all shareholders. We expect that the Dividend Reinvestment Plan will resume for subsequent regular monthly dividends.

Until what time can I withdraw previously tendered shares?

• You can withdraw shares that you tender at any time until the expiration of the offer. Also, if we have not accepted your shares for payment by April 25, 2008, you can withdraw shares at any time after that date until we do accept your shares for payment. See Section 1 and Section 3 of this offer to purchase.

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How do I withdraw previously tendered shares?

• You or your nominee must deliver a written notice of withdrawal with the required information to the depositary while you still have the right to withdraw the shares. See Section 1 and Section 3 of this offer to purchase.

What action need I take if I decide not to tender my shares?

• None.

Does the fund’s board of trustees encourage shareholders to participate in the tender offer, and will management participate in the tender offer?

• None of the fund, its board of trustees or the fund’s investment manager and administrator, Putnam Investment Management, LLC, is making any recommendation to tender or not to tender shares in the offer. We have been advised that no trustee or executive officer of the fund intends to tender shares. See Section 10 of this offer to purchase.

What are the United States federal income tax consequences of tendering shares?

• The receipt of cash for shares pursuant to the offer will be a taxable transaction for United States federal income tax purposes. Depending on a shareholder’s particular circumstances, the sale of shares pursuant to the offer will be treated either as a “sale or exchange” of those shares, producing gain or loss equal to the difference, if any, between the amount of cash received and the shareholder’s adjusted tax basis in the shares sold pursuant to the offer, or as the receipt of a distribution from the fund, taxable as a dividend to the extent of such shareholder’s allocable share of the fund’s “earnings and profits.” There is also a risk of tax consequences for shareholders whose percentage interests in the fund increase as a result of the offer, including shareholders who do not tender any of their shares. See Section 5.

To whom can I talk if I have questions about the tender offer?

• You can call the information agent at (212) 440-9800 (for banks or brokers) or toll-free at (866) 651-3134. See the back cover of this offer to purchase.

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Dear Shareholder:

INTRODUCTION

Putnam Master Intermediate Income Trust, a Massachusetts business trust registered under the Investment Company Act of 1940, as amended, as a closed-end, diversified management investment company, hereby offers to purchase up to 12,130,566 of the fund’s outstanding common shares at a price per share, net to the seller in cash, equal to 99% of the net asset value per share in U.S. dollars as of the close of regular trading on the New York Stock Exchange on April 11, 2008, or such later date to which the offer is extended, upon the terms and subject to the conditions set forth in this offer to purchase and in the related letter of transmittal. The maximum number of shares that we will purchase in the tender offer represents approximately 15% of the number of currently outstanding shares.

This offer is open to all common shareholders of the fund and is not conditioned on any minimum number of shares being tendered but is subject to other conditions as outlined in this offer to purchase and in the letter of transmittal. See Section 12 of this offer to purchase.

None of the fund, its board of trustees or its investment manager makes any recommendation as to whether you should tender or not tender shares in the offer. No person has been authorized to give any information or to make any representations in connection with the offer other than those contained in this offer to purchase and in the letter of transmittal, and, if given or made, such information or representations should not be relied upon as having been authorized by the fund, its board of trustees or its investment manager. We have been advised that no trustee or executive officer of the fund intends to tender any shares pursuant to the offer.

As of January 31, 2008, there were 80,870,445 shares issued and outstanding, and the net asset value was $6.89 per share. We do not expect that the number of shares issued and outstanding will be materially different on the date the offer expires. Shareholders may contact the information agent, toll free at (866) 651-3134 or, for banks and brokers, at (212) 440-9800 or contact the fund directly at its toll free number, 1-800-225-1581, to obtain daily net asset value quotations for the shares prior to 5:00 p.m., New York City time, on the expiration date.

Any shares we acquire pursuant to the offer will become authorized but unissued shares and generally will be available for issuance by the fund without further shareholder action.

Tendering shareholders may be obligated to pay brokerage fees or commissions or, subject to instruction 6 of the letter of transmittal, transfer taxes on the purchase of shares by the fund. Shareholders may also be subject to other transaction costs, as described in Section 1.

Certain U.S. federal income tax consequences of the sale of shares pursuant to the offer are described in Section 5 “Certain U.S. Federal Income Tax Consequences.”

This offer to purchase and the letter of transmittal contain important information and you should read them carefully and in their entirety before you make any decision with respect to the offer.

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THE TENDER OFFER

1. Terms of the Offer

Upon the terms and subject to the conditions set forth in this offer to purchase and the letter of transmittal, the fund will accept for payment, and pay for, up to 12,130,566 shares, validly tendered prior to 5:00 p.m., New York City time, on April 11, 2008, or such later date to which the offer is extended, and not withdrawn as permitted by Section 3.

If the number of shares properly tendered and not withdrawn prior to the expiration date is less than or equal to 12,130,566, we will, upon the terms and conditions of the offer, purchase all shares so tendered. If more than 12,130,566 shares are duly tendered pursuant to the offer (and not withdrawn as provided in Section 3), unless we determine not to purchase any shares because one or more conditions described in Section 12 of this offer to purchase are not met, we will purchase shares duly tendered on a pro rata basis (disregarding fractions) in accordance with the number of shares duly tendered by or on behalf of each shareholder (and not withdrawn). On the letter of transmittal, you can designate in which order you wish your shares to be purchased if, as a result of the proration provisions or otherwise, some but not all of your tendered shares are purchased in the offer. If shares duly tendered by or on behalf of a shareholder include shares acquired through the fund’s dividend reinvestment plan, the proration will be applied first against other shares tendered and only thereafter, if and as necessary, with respect to shares acquired through that plan. No special consideration or priority will be given to shares held in “odd lots.” Except as described herein, withdrawal rights expire on the expiration date. The fund does not contemplate extending the offer or increasing the number of shares covered by the offer if more than 12,130,566 shares are tendered.

Shareholders should consider the relative costs of tendering shares at a 1% discount to net asset value pursuant to the offer or selling shares at the market price with the associated transaction costs.

We expressly reserve the right, in our sole discretion, at any time or from time to time, to extend the period of time during which the offer is open by giving oral or written notice of such extension to the depositary. Any such extension will also be publicly announced by press release issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. If we make a material change in the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). During any such extension, all shares previously tendered and not withdrawn will remain subject to the offer, subject to the right of any such tendering shareholder to withdraw his or her shares.

Subject to the terms and conditions of the offer, we will pay the consideration offered or return the tendered securities promptly after the expiration or withdrawal of the offer. Any extension, delay or expiration will be followed as promptly as practicable by public announcement thereof.

Under no circumstances will interest be paid on the tender price for tendered shares, regardless of any extension of or amendment to the offer or any delay in paying for such shares.

2. Procedures for Tendering Shares

Proper Tender of Shares. For shares to be properly tendered, either (1) or (2) below must happen:

(1) The depositary must receive all of the following prior to 5:00 p.m., New York City time, on the expiration date at the depositary’s address on the back page of this offer to purchase:

• either (a) the certificates for the shares, or (b) in the case of tendered shares delivered in accordance with the procedures for book-entry transfer we describe below, a confirmation of receipt of the shares; and

• either (a) a properly completed and executed letter of transmittal, including any required signature guarantees, or (b) in the case of a book-entry transfer, an “agent’s message” of the type we describe below; and

• any other documents required by the letter of transmittal.

(2) You must comply with the guaranteed delivery procedure set forth below.

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Endorsements and Signature Guarantees. Depending on how your shares are registered and to whom you want payments or deliveries made, you may need to have your certificates endorsed and the signatures on the letter of transmittal and endorsement guaranteed by an “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act. No endorsement or signature guarantee is required if:

• the letter of transmittal is signed by the registered holder of the shares tendered (which, for purposes of this Section 2, includes any participant in The Depository Trust Company, referred to as the “book-entry transfer facility,” whose name appears on a security position listing as the owner of the shares) exactly as the name of the registered holder appears on the certificate(s) for the shares and payment and delivery are to be made directly to that holder; or

• shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity that is also an “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act, each such entity, referred to as an “eligible guarantor institution.” See instruction 1 of the letter of transmittal.

If a certificate for shares is registered in the name of a person other than the person executing the letter of transmittal or you are completing either the box captioned “Special Delivery Instructions” or the box captioned “Special Payment Instructions” in the letter of transmittal, then:

• your certificates must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificates; and

• the signature on (1) the letter of transmittal and (2) your endorsed certificates or stock power must be guaranteed by an eligible guarantor institution.

Method of Delivery. Payment for shares tendered and accepted for payment under the offer will be made only after timely receipt by the depositary of all of the following:

• certificates for those shares or a timely confirmation of the book-entry transfer of those shares into the depositary’s account at the book-entry transfer facility as described below;

• one of (a) a properly completed and duly executed letter of transmittal, including any required signature guarantees, or (b) an agent’s message as described below in the case of a book-entry transfer; and

• any other documents required by the letter of transmittal.

The method of delivery of all documents, including share certificates, the letter of transmittal and any other required documents, is at your election and risk. If you decide to make delivery by mail, we recommend you use registered mail with return receipt requested, properly insured. In all cases, sufficient time should be allowed to ensure timely delivery.

All deliveries made in connection with the offer, including a letter of transmittal and certificates for shares, must be made to the depositary and not to the fund, the fund’s transfer agent, the information agent or the book-entry transfer facility. Any documents delivered to the fund, the fund’s transfer agent, the information agent or the book-entry transfer facility will not be forwarded to the depositary and, therefore, will not be deemed to have been properly tendered.

Book-Entry Delivery. The depositary will establish an account with respect to the shares at the book-entry transfer facility for purposes of the offer within two business days after the date of this offer to purchase. Any institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of the shares by causing that facility to transfer those shares into the depositary’s account in accordance with that facility’s procedure for the transfer. Even if delivery of shares is made through book-entry transfer into the depositary’s account at the book-entry transfer facility, either (1) or (2) below must occur:

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(1) The depositary must receive all of the following before or on the expiration date at the depositary’s address on the back page of this offer to purchase:

• one of (a) a properly completed and executed letter of transmittal, including any required signature guarantees, or (b) an agent’s message as described below in the case of a book-entry transfer; and

• any other documents required by the letter of transmittal; or (2) The guaranteed delivery procedure described below must be followed.

Delivery of the letter of transmittal or any other required documents to the book-entry transfer facility does not constitute delivery to the depositary.

The term “agent’s message” means a message transmitted by the book-entry transfer facility to, and received by, the depositary, which states that the book-entry transfer facility has received an express acknowledgement from the participant in the book-entry transfer facility tendering the shares that the participant in the book-entry transfer facility tendering the shares has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce that agreement against such participant.

Guaranteed Delivery. If you want to tender your shares but your share certificates are not immediately available or cannot be delivered to the depositary before the expiration date, the procedure for book-entry transfer cannot be completed on a timely basis, or if time will not permit all required documents to reach the depositary before the expiration date, you can still tender your shares if all of the following conditions are satisfied:

• the tender is made by or through an eligible guarantor institution;

• the depositary receives by hand, mail, overnight courier or facsimile transmission, prior to the expiration time, a properly completed and duly executed notice of guaranteed delivery in the form we have provided with this offer to purchase, including (where required) signature guarantees by an eligible guarantor institution in the form set forth in the notice of guaranteed delivery; and

• all of the following are received by the depositary within three New York Stock Exchange trading days after the date of receipt by the depositary of the notice of guaranteed delivery, either:

• the certificates representing the shares being tendered together with (a) a letter of transmittal relating thereto that has been validly completed and duly executed and includes all signature guarantees required thereon and (b) all other required documents; or

• in the case of any book-entry transfer of the shares being tendered that is effected in accordance with the book-entry transfer procedures we describe above under “Book-Entry Delivery:” (a) a letter of transmittal relating thereto that has been validly completed and duly executed and includes all signature guarantees required thereon, or an agent’s message, (b) a book-entry confirmation relating to that transfer, and (c) all other required documents.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine, in our sole discretion, all questions as to the number of shares to be accepted, and the validity, form, eligibility, including time of receipt, and acceptance for payment of any tender of shares. Our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders we determine not to be in proper form or the acceptance of or payment for which we determine may be unlawful. We also reserve the absolute right to waive any of the conditions of the offer and any defect or irregularity in the tender of any particular shares or any particular shareholder. No tender of shares will be deemed to be properly made until all defects or irregularities have been cured by the tendering shareholder or waived by us. None of the fund, the depositary, the information agent, or any other person will be under any duty to give notice of any defects or irregularities in any tender, or incur any liability for failure to give any such notice. Our interpretation of the terms of and conditions to the offer, including the letter of transmittal and the instructions thereto, will be final and binding. By tendering shares to us, you agree to accept all decisions we make concerning these matters and waive any right you might otherwise have to challenge those decisions.

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Your Representation and Warranty; Our Acceptance Constitutes an Agreement. It is a violation of Rule 14e-4 promulgated by the Securities and Exchange Commission under the Exchange Act for a person, acting alone or in concert with others, directly or indirectly, to tender shares for that person’s own account unless, at the expiration date, the person so tendering:

• within the meaning of Rule 14e-4, has a “net long position” equal to or greater than the amount tendered in our shares or in securities immediately convertible into, or exchangeable or exercisable for, our shares; and

• will deliver or cause to be delivered the shares within the period specified in the offer; or

• in the case of securities immediately convertible into, or exchangeable or exercisable for our shares, acquires shares by conversion, exchange or exercise of such securities, and, to the extent required by the terms of the offer, delivers or causes to be delivered the shares within the period specified by the offer.

Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

A tender of shares under any of the procedures described above will constitute your acceptance of the terms and conditions of the offer, as well as your representation and warranty to us that:

• you have a “net long position” in the shares or equivalent securities at least equal to the shares tendered; and

• the tender of shares complies with Rule 14e-4.

Our acceptance for payment of shares tendered under the offer will constitute a binding agreement between you and us upon the terms and conditions of the offer described in this and related documents.

Return of Unpurchased Shares. If any tendered shares are not purchased or are properly withdrawn, or if less than all shares evidenced by a shareholder’s certificates are tendered, certificates for unpurchased shares will be returned promptly after the expiration or termination of the offer or the proper withdrawal of the shares, as applicable. In the case of shares tendered by book-entry transfer at the book-entry transfer facility, the shares will be credited to the appropriate account maintained by the tendering shareholder at the book-entry transfer facility. In each case, we will not charge the shareholder for costs we incur returning or crediting the shares to the shareholder.

Procedures for Participants in the Dividend Reinvestment Plan. Holders of shares acquired through the fund’s dividend reinvestment plan may instruct the depositary to tender such shares by completing the appropriate section of the letter of transmittal. If a shareholder tenders shares acquired through the dividend reinvestment plan, all such shares credited to such shareholder’s account(s) will be tendered, unless the shareholder otherwise specifies in the letter of transmittal. If a shareholder does not complete the section of the letter of transmittal instructing the depositary to tender shares acquired through the dividend reinvestment plan, no shares acquired by that shareholder through the dividend reinvestment plan will be tendered.

Lost or Destroyed Certificates. If your certificate for part or all of your shares has been lost, stolen, misplaced or destroyed, you should contact Putnam Fiduciary Trust Company, the transfer agent of the fund, at 1-800-225-1581 (toll free), for instructions as to obtaining an affidavit of loss. The affidavit of loss will then be required to be submitted together with the letter of transmittal prior to the expiration date, in order for the shares to be accepted for payment. A bond may be required to be posted by you to secure against the risk that the certificates may be subsequently recirculated. You are urged to contact the depositary immediately in order to receive further instructions, to permit timely processing of this documentation and for a determination as to whether you will need to post a bond.

Backup Withholding. In order to avoid “backup withholding” of U.S. federal income tax on payments of cash pursuant to the offer, a shareholder surrendering shares in the offer must, unless an exemption applies, provide the depositary with such shareholder’s correct taxpayer identification number on a Substitute Form W-9, certify under penalties of perjury that such tax identification number is correct and provide certain other certifications. If a shareholder does not provide such shareholder’s correct tax identification number or fails to provide the required certifications, the Internal Revenue Service may impose a penalty on such shareholder and payment of cash to such shareholder pursuant to the offer may be subject to backup withholding of 28%. All shareholders surrendering

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shares pursuant to the offer should complete and sign the main signature form and the Substitute Form W-9 included as part of the letter of transmittal to provide the information and certification necessary to avoid backup withholding. Certain shareholders (including, among others, all corporations, individual retirement accounts and certain foreign individuals and entities) are not subject to backup withholding; however, such shareholders should complete the Substitute Form W-9 to avoid possible erroneous backup withholding. Noncorporate foreign shareholders should complete and sign the main signature form and an appropriate Form W-8 (instead of a Form W-9), a copy of which may be obtained from the depositary, in order to avoid backup withholding. See instruction 10 to the letter of transmittal.

3. Withdrawal Rights

Shares tendered pursuant to the offer may be withdrawn pursuant to the procedures set forth below at any time prior to the expiration of the offer. Also, if we have not accepted shares for payment by April 25, 2008, those shares may be withdrawn at any time after that date until we do accept those shares for payment.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the depositary at one of its addresses set forth on the back cover of this offer to purchase and must specify the name of the person having tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of the shares to be withdrawn, if different from the name of the person who tendered the shares. If certificates for shares have been delivered or otherwise identified to the depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the depositary and, unless such shares have been tendered by an eligible institution, any and all signatures on the notice of withdrawal must be guaranteed by an eligible institution. If shares have been tendered pursuant to the book-entry transfer procedures described in Section 2, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn shares and otherwise comply with the book-entry transfer facility’s procedures. Withdrawals of tenders of shares may not be rescinded, and any shares validly withdrawn will thereafter be deemed not validly tendered for purposes of the offer. However, withdrawn shares may be retendered by again following one of the procedures described in Section 2 at any time prior to the expiration date.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the fund in its sole discretion, which determination will be final and binding. None of the fund, the depositary, the information agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The method of delivery of any documents related to a withdrawal is at the risk of the withdrawing shareholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

4. Acceptance for Payment and Payment

Upon the terms and subject to the conditions of the offer, we will accept for payment, and will pay cash for, shares validly tendered on or before the expiration date, and not properly withdrawn in accordance with Section 3, promptly after the expiration date. In all cases, payment for shares tendered and accepted for payment pursuant to the offer will be made only after timely receipt by the depositary of certificates for such shares (unless such shares are held in uncertificated form), a properly completed and duly executed letter of transmittal, and any other documents required by the letter of transmittal. We expressly reserve the right, in our sole discretion, to delay the acceptance for payment of, or payment for, shares, in order to comply, in whole or in part with any applicable law.

For purposes of the offer, we will be deemed to have accepted for payment shares validly tendered and not withdrawn as, if and when we give or cause to be given oral or written notice to the depositary of our acceptance for payment of such shares pursuant to the offer. Payment for shares accepted for payment pursuant to the offer will be made by deposit of the aggregate purchase price therefor with the depositary, which will act as agent for the tendering shareholders for purpose of receiving payments from the fund and transmitting such payments to the tendering shareholders. Under no circumstances will interest on the purchase price for shares be paid, regardless of any delay in making such payment.

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In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment as soon as practicable after the expiration date. However, we expect that we will not be able to announce the final results of any proration or commence payment for any shares purchased pursuant to the offer until at least five business days after the expiration date. Our determination of the proration factor will be final and binding on all parties. By tendering shares to us, you agree to accept all decisions we make concerning proration matters and waive any right you might otherwise have to challenge those decisions.

If any tendered shares are not accepted for payment pursuant to the terms and conditions of the offer for any reason, or are not accepted because of an invalid tender, or if certificates are submitted for more shares than are accepted (i) certificates for such unpurchased shares will be returned, without charge by us to the tendering shareholder, as soon as practicable following expiration or termination of the offer, (ii) shares delivered pursuant to the book-entry delivery procedure (as defined in Section 2 above) will be credited to the appropriate account maintained within the book-entry transfer facility and (iii) uncertificated shares held by the fund’s transfer agent pursuant to the fund’s dividend reinvestment plan will be returned to the dividend reinvestment plan account maintained by the transfer agent.

If we are delayed in our acceptance for payment of, or in our payment for, shares, or are unable to accept for payment or pay for shares pursuant to the offer for any reason, then, without prejudice to our rights under this offer, the depositary may, on behalf of the fund, retain tendered shares, and such shares may not be withdrawn, unless and except to the extent tendering shareholders are entitled to withdrawal rights as described in Section 3 of this offer to purchase.

The purchase price of the shares will equal 99% of the per-share net asset value (a 1% discount) as of the close of regular trading on the New York Stock Exchange on April 11, 2008, or such later date to which the offer is extended. Tendering shareholders may be required to pay brokerage commissions or fees. Under the circumstances set forth in instruction 6 of the letter of transmittal, shareholders may be subject to transfer taxes on the purchase of shares by the fund.

We normally calculate the net asset value of our shares daily at the close of regular trading of the New York Stock Exchange. On January 31, 2008, the net asset value was $6.89 per share. The shares are listed on the New York Stock Exchange. On January 31, 2008, the last sale price at the close of regular trading on the New York Stock Exchange was $6.39 per share, representing a 7.26% discount from net asset value. The net asset value of the shares will be available daily until the expiration date, by calling the information agent, toll free at (866) 651-3134 or, for banks or brokers, at (212) 440-9800, or through the fund’s toll free number at 1-800-225-1581.

5. Certain U.S. Federal Income Tax Consequences

The following discussion describes certain U.S. federal income tax consequences of the sale of shares pursuant to the offer. Except where noted, it deals only with shares held as capital assets and does not deal with special situations, such as those of dealers in securities or commodities, traders in securities that elect to mark their holdings to market, insurance companies, persons holding shares as a part of a hedging, conversion or constructive sale transaction or a straddle, or shareholders whose functional currency is not the U.S. dollar. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. Shareholders should consult their own tax advisors concerning the U.S. federal income tax consequences of participating in the offer in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

As used herein, a “U.S. Shareholder” means a shareholder that is (i) a citizen or resident of the U.S., (ii) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes), partnership, or other entity created or organized in or under the laws of the U.S., any State or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of the source of the income, or (iv) a trust if it (x) is subject to the supervision of a court within the U.S. and one or more U.S. persons has the authority to control all substantial decisions of the trust or (y) has a valid election in effect under applicable

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U.S. Treasury regulations to be treated as a U.S. person. A “Non-U.S. Shareholder” is a shareholder that is not a U.S. Shareholder.

An exchange of shares for cash in the offer will be a taxable transaction for U.S. federal income tax purposes. As a consequence of the exchange, depending on a shareholder’s particular circumstances, the sale of shares pursuant to the offer will be treated either as a “sale or exchange” producing gain or loss or as the receipt of a distribution from the fund taxable as a dividend to the extent of such shareholder’s allocable share of the fund’s “earnings and profits.” Under Section 302(b) of the Code, a sale of shares pursuant to the offer generally will be treated as a sale or exchange if the receipt of cash by the shareholder: (a) results in a complete termination of the shareholder’s interest in the fund, (b) results in a “substantially disproportionate” redemption with respect to the shareholder, or (c) is “not essentially equivalent to a dividend” with respect to the shareholder. For this purpose a “substantially disproportionate” redemption is one that reduces the shareholder’s percentage voting interest in the fund by more than 20% and after which the shareholder owns a less-than-50% voting interest in the fund. Also for this purpose, a redemption is “not essentially equivalent to a dividend” if it results in a “meaningful reduction” of a shareholder’s percentage interest in the fund. Whether a reduction is “meaningful” depends on a shareholder’s particular facts and circumstances; in general, the smaller a shareholder’s percentage interest in the fund, the more likely it is that any such reduction therein will be treated as “meaningful.”

In determining whether any of these tests has been met, shares actually owned, as well as shares considered to be owned by the shareholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. If any of these three tests for sale or exchange treatment under Section 302(b) is met, a shareholder will recognize gain or loss equal to the difference between the price paid by the fund for the shares purchased in the offer and the shareholder’s adjusted basis in such shares. If such shares are held as a capital asset, the gain or loss will be capital gain or loss. The maximum tax rate applicable to capital gains recognized by individuals and other non-corporate taxpayers is (i) the same as the applicable ordinary income rate for capital assets held for one year or less or (ii) 15% for capital assets held for more than one year. The deductibility of capital losses is subject to limitations.

If the requirements of Section 302(b) of the Code are not met, amounts received by a shareholder who sells shares pursuant to the offer will be taxable to the shareholder as a dividend to the extent of such shareholder’s allocable share of the fund’s current or accumulated earnings and profits. To the extent that amounts received exceed such shareholder’s allocable share of the fund’s current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a non-taxable return of capital, causing a reduction in the adjusted basis of such shareholder’s shares, and any amounts in excess of the shareholder’s adjusted basis will constitute taxable gain. Any remaining adjusted basis in the shares tendered to the fund will be transferred to any remaining shares held by such shareholder.

Provided that no tendering shareholder is treated as receiving a dividend as a result of selling shares pursuant to the offer, shareholders who do not sell shares pursuant to the offer will not realize any taxable income. In the event that any shareholder is deemed to receive a dividend as a result of selling shares pursuant to the offer, there is a risk that shareholders whose percentage interests in the fund increase as a result of the offer (whether because they do not tender shares pursuant to the offer, or sell only a portion of their shares but whose percentage interest in the fund nevertheless increases as a result of the tender offer) may be deemed to have received a constructive distribution from the fund under Section 305 of the Code, in an amount equal to the increase in such shareholder’s percentage ownership of the fund that is taxable as a dividend to the extent of such shareholder’s allocable share of the fund’s earnings and profits.

8  T E N D E R O F F E R

Backup Federal Income Tax Withholding. Backup withholding tax will be imposed on the gross proceeds paid to a tendering U.S. Shareholder unless the U.S. Shareholder provides such U.S. Shareholder’s taxpayer identification number (employer identification number or social security number) to the depositary, certifies as to no loss of exemption from backup withholding, complies with applicable requirements of the backup withholding rules or is otherwise exempt from backup withholding. Therefore, each tendering U.S. Shareholder should complete and sign the Substitute Form W-9 included as part of the letter of transmittal so as to provide the information and certification necessary to avoid backup withholding. Certain U.S. Shareholders (including, among others, all corporations) are not subject to these backup withholding requirements; however, such shareholders should complete the Substitute Form W-9 to avoid erroneous backup withholding. In addition, Non-U.S. Shareholders are subject to these withholding requirements. In order for a Non-U.S. Shareholder to qualify as an exempt recipient, that Non-U.S. Shareholder must submit an appropriate IRS Form W-8 or a Substitute Form W-8. Such statements can be obtained from the depositary.

To prevent backup U.S. federal income tax withholding, each shareholder who does not otherwise establish an exemption from such withholding must provide the depositary with the shareholder’s correct taxpayer identification number and provide certain other information by completing the Substitute Form W-9 included in the letter of transmittal.

Withholding for Non-U.S. Shareholders. Even if a Non-U.S. Shareholder has provided the required certification to avoid backup withholding, the depositary will withhold U.S. federal income tax equal to 30% of the gross payments payable to a Non-U.S. Shareholder or his or her agent unless the depositary determines that a reduced rate of withholding is available pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business within the U.S. In order to obtain a reduced rate of withholding pursuant to a tax treaty, a Non-U.S. Shareholder must deliver to the depositary before the payment a properly completed and executed IRS Form W-8BEN. In order to obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the offer are effectively connected with the conduct of a trade or business within the U.S., a Non-U.S. Shareholder must deliver to the depositary a properly completed and executed IRS Form W-8ECI. The depositary will determine a shareholder’s status as a Non-U.S. Shareholder and eligibility for a reduced rate of, or exemption from, withholding by reference to any outstanding certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding (e.g., IRS Forms W-8BEN or W-8ECI) unless facts and circumstances indicate that such reliance is not warranted. In certain cases, depending on the status of the Non-U.S. Shareholder claiming exemption from backup withholding, Form W-8BEN or Form W-8ECI may not be the proper IRS forms to be completed and returned. Each tendering Non-U.S. Shareholder must complete and return the appropriate version of Form W-8. Additional IRS forms are available from the Internal Revenue Service web site at http://www.irs.gov. Shareholders should consult their accountants or tax advisors for further guidance as to the proper form to complete and return to claim exemption from backup withholding.

Non-U.S. Shareholders are urged to consult their own tax advisors regarding the application of U.S. federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure.

6. Net Asset Value and Market Price Range of the Shares; Dividends on the Shares

The shares are traded on the New York Stock Exchange. The following table sets forth for the periods indicated the net asset value (as of the last day of each such period), and the high and low price per share on the New York Stock Exchange during each such period:

T E N D E R O F F E R  9

			Net Asset
First Quarter Ended	High	Low	Value

December 31, 2007	$6.47	$6.06	$7.04
September 30, 2007	6.63	6.12	7.13
June 30, 2007	6.64	6.43	7.13
March 31, 2007	6.65	6.44	7.16
December 31, 2006	6.46	6.16	7.16
September 30, 2006	6.21	5.96	7.08
June 30, 2006	6.07	5.92	6.93
March 31, 2006	6.20	6.01	6.96

The tender of shares, unless and until such tendered shares are accepted for purchase, will not affect the record ownership of any such tendered shares for purposes of entitlement to any dividends payable by the fund.

On January 31, 2008, the net asset value was $6.89 per share and the reported sales price on the New York Stock Exchange was $6.39 per share, representing a 7.26% discount from net asset value. Shareholders are urged to obtain current market quotations for the shares.

7. Source and Amount of Funds; Effect of the Offer

Cost to the Fund. The actual cost of the offer to the fund cannot be determined at this time because the number of shares to be purchased will depend on the number tendered, and the price will be based on the net asset value per share on the expiration date. If the net asset value per share on the expiration date were the same as the net asset value per share on January 31, 2008, and if shareholders tender 12,130,566 shares, the maximum number of securities we will purchase pursuant to the offer, the estimated payment by the fund to the shareholders would be approximately $82,730,460. See the Pro Forma Capitalization table below.

The monies we use to purchase shares in the offer will be obtained from cash and from sales of securities in the fund’s investment portfolio. There are no financing conditions to this offer.

Effect on Net Asset Value and Consideration Received by Tendering Shareholders.

The offer may have certain adverse consequences for tendering and non-tendering shareholders.

If the fund were required to sell a substantial amount of portfolio securities to raise cash to finance the offer, the market prices of portfolio securities being sold and/or the fund’s remaining portfolio securities may decline and hence the fund’s net asset value may decline. If any such decline occurs, we cannot predict what its magnitude would be or whether such a decline would be temporary or continue to or beyond the expiration date. Because the price per share to be paid in the offer will depend upon the net asset value per share as determined on the expiration date, if such a decline continued up to the expiration date, the consideration received by tendering shareholders would be reduced. In addition, the sale of portfolio securities will cause the fund to incur increased brokerage and related transaction expenses, and the fund may receive proceeds from the sale of portfolio securities less than their valuations by the fund. Accordingly, obtaining the cash to consummate the offer may result in a decrease in the fund’s net asset value per share, thereby reducing the amount of proceeds received by tendering shareholders and the net asset value per share for non-tendering shareholders.

Shareholders should note that the offer may result in accretion to the fund’s net asset value per share following the offer, due to the fact that the tender price would represent a 1% discount to the fund’s net asset value per share at that time. There is no guarantee that the potential accretion to the fund’s net asset value per share will offset, in whole or in part, any decline in the fund’s net asset value as discussed above and the expenses of the offer.

10  T E N D E R O F F E R

The fund will likely sell portfolio securities during the pendency of the offer to raise cash for the purchase of shares. During the pendency of the offer, consequently, and possibly after that, the fund will likely hold a greater than normal percentage of its net assets in cash and cash equivalents. The fund will pay for tendered shares it accepts for payment promptly after the expiration date of this offer. Because the fund will not know the number of shares tendered until the expiration date, the fund will not know until the expiration date the amount of cash required to pay for such shares. If on or prior to the expiration date, the fund does not have, or believes it is unlikely to have, sufficient cash to pay for all shares tendered, it may extend the offer to allow additional time to sell portfolio securities and raise sufficient cash.

Recognition of Capital Gains by the Fund. As noted above, the fund will likely be required to sell portfolio securities to finance the offer. If the fund’s tax basis for the securities sold is less than the sale proceeds, the fund will recognize capital gains. The fund would expect to declare and distribute any such gains to shareholders of record (reduced by any net capital losses realized during or carried forward, after offset against any short-term gains, as indicated below, to the fiscal year). In addition, some of the distributed gains may be realized on securities held for one year or less, which (to the extent not reduced by available capital loss carryforwards) would generate income taxable to the non-tendering shareholders at ordinary income rates. This recognition and distribution of gains, if any, would have certain negative consequences. First, shareholders remaining at the time of a declaration of distributions would be required to pay taxes on a higher amount of distributions than otherwise would be the case. Second, to raise cash to make the distributions, the fund might need to sell additional portfolio securities, thereby possibly being forced to realize and recognize additional capital gains. It is impossible to predict what the amount of unrealized gains or losses would be in the fund’s portfolio at the time that the fund is required to liquidate portfolio securities (and the amount of capital gains or losses that would be realized and recognized). As of September 30, 2007, there was net unrealized appreciation of $3,283,206 in the fund’s portfolio as a whole, and as of September 30, 2007, there were net capital loss carryforwards of $(132,838,759) that for tax purposes would offset future gains actually realized.

Tax Consequences of Repurchases to Shareholders. Our purchase of tendered shares pursuant to the offer will have tax consequences for tendering shareholders and may have tax consequences for non-tendering shareholders (or in certain cases tendering shareholders whose percentage interests in the fund nonetheless increase as a result of the offer). See Section 5 of this offer to purchase.

Higher Expense Ratio and Less Investment Flexibility. If we purchase a substantial number of shares pursuant to the offer, the net assets of the fund will be reduced accordingly. The reduced net assets of the fund as a result of the offer will result in a higher expense ratio for the fund and possibly in less investment flexibility for the fund.

Reduction in Shares Outstanding. Our purchase of shares in the offer will reduce the number of our shares that might otherwise trade publicly and may reduce the number of our shareholders. Assuming the offer is fully subscribed, we will have approximately 68,739,879 shares outstanding following the purchase of shares tendered in the offer. The actual number of shares outstanding will depend on the number of shares tendered and purchased in the offer. This may reduce the volume of trading in the shares and make it more difficult to buy or sell significant amounts of shares without affecting the market price, which could adversely affect continuing shareholders.

The shares are currently “margin securities” under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit on the collateral of the shares. We believe that, following the purchase of shares pursuant to the offer, the shares will continue to be “margin securities” for purposes of the Federal Reserve Board’s margin regulations.

Our shares are registered under the Exchange Act, which requires, among other things, that we furnish specific information to our shareholders and to the Securities and Exchange Commission and comply with the Securities and Exchange Commission’s proxy rules in connection with meetings of our shareholders. We believe that our purchase of shares in the offer will not result in the shares becoming eligible for deregistration under the Exchange Act.

T E N D E R O F F E R  11

Pro Forma Effects on Capitalization. The following table sets forth the net assets of the fund as of January 31, 2008, adjusted to give effect to the offer (excluding expenses and assuming we repurchase 12,130,566 outstanding shares):

Pro Forma Capitalization (1)
		Adjustment for
	As of	Purchase at $6.82	Pro Forma as
	January 31, 2008	Per Share (2)	Adjusted (1)

Total net assets	$557,018,753	($82,730,460)	$474,288,293
Shares outstanding	80,870,445	(12,130,566)	68,739,879
Net asset value per share (3)	$6.89	$6.82	$6.90

(1) This table assumes purchase by the fund of 12,130,566 shares, equal to approximately 15% of the fund’s outstanding shares as of January 31, 2008.

(2) This amount represents 99% of the fund’s net asset value as determined on January 31, 2008. Shares tendered pursuant to the offer will be purchased at a 1% discount to net asset value on the expiration date, which may be higher or lower, and the actual net asset value per share also may be higher or lower than that shown above.

(3) The net asset value per share of the fund is normally determined on each day that the New York Stock Exchange is open, as of the close of regular trading on the New York Stock Exchange, and is determined by dividing the total net assets of the fund by the number of shares outstanding.

8. Purpose of the Offer

Purpose

The purpose of the offer is to enhance liquidity for shareholders seeking to exit the fund at a price reflecting a smaller discount to net asset value than currently available in the market.

None of the fund, its board of trustees or the investment manager makes any recommendation to any shareholder as to whether to tender or refrain from tendering any of such shareholder’s shares, and none of such persons has authorized any person to make any such recommendation. Shareholders are urged to evaluate carefully all information in this offer to purchase, consult their own investment and tax advisors and make their own decisions whether to tender shares.

Use of Securities Acquired

Shares acquired pursuant to the offer will be canceled and returned to the status of authorized but unissued equity.

Plans

Except as indicated in this offer to purchase, the fund has no present plans or proposals which relate to or would result in the following: (1) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the fund; (2) any purchase, sale or transfer of a material amount of assets of the fund; (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the fund, except that the fund’s dividend reinvestment plan may be temporarily suspended in connection with this offer; (4) any change to the fund’s present board of trustees or management, including, but not limited to, any plans or proposals to change the number or the term of trustees or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer, except that one of the fund’s Trustees, W. Thomas Stephens, has stated his intention to resign from the Board of Trustees; (5) any other material changes in the fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940; (6) any class of equity securities of the fund being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotations system operated by a national securities association; (7) any class or equity securities of the fund becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act; (8) the suspension of

12   T E N D E R O F F E R

the fund’s obligation to file reports under Section 15(d) of the Exchange Act; (9) the acquisition by any person of additional securities of the fund, or the disposition of securities of the fund; or (10) any changes in the fund’s declaration of trust, bylaws or other governing instruments or other actions that could impede the acquisition of control of the fund.

The fund’s board of trustees intends to continue to review the fund’s investment performance, capitalization, management and prospects. Accordingly, the fund reserves the right to change its plans and intentions at any time, as it deems appropriate.

9. Information Concerning the Fund

The fund is a closed-end, diversified investment company organized as a Massachusetts business trust. The shares were first issued to the public in April 1988. As a closed-ended investment company, the fund differs from an open-end investment company in that it does not redeem its shares at the election of a shareholder and does not continuously offer its shares for sale to the public (see Section 8 of this offer to purchase). Instead, the shares trade on the secondary market through their listing on the NYSE. The fund’s investment objective is to seek, with equal emphasis, high current income and relative stability of net asset value, by allocating its investments among the U.S. investment grade sector, high-yield sector and international sector. The principal executive offices of the fund are located at One Post Office Square, Boston, Massachusetts 02109. The fund’s business telephone number is (617) 292-1000.

Putnam Investment Management, LLC (“Putnam Management”) is the fund’s investment manager and administrator. Effective August 3, 2007, Great-West Lifeco, Inc. acquired Putnam Management, its parent companies and certain affiliates. Great-West Lifeco, Inc. is a financial services holding company with operations in Canada, the United States and Europe and is a member of the Power Financial Corporation group of companies. Power Financial Corporation, a global company with interests in the financial services industry, is a subsidiary of Power Corporation of Canada, a financial, industrial, and communications holding company.

The fund has various agreements with Putnam Management and its affiliates relating to advisory, custodial and investor services. The amounts paid by the fund to Putnam Management and its affiliates for these services are disclosed in the fund’s financial statements and the notes to the financial statements, which can be found in the fund’s annual and semi-annual reports.

The fund is subject to the information and reporting requirements of the Investment Company Act of 1940 and is obligated to file reports and other information with the Securities and Exchange Commission relating to its business, financial condition and other matters. The fund has also filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission. Such reports and other information should be available for inspection at the public reference room at the Securities and Exchange Commission’s office, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The fund’s filings are also available to the public on the Securities and Exchange Commission’s internet site (http://www.sec.gov). Copies may be obtained, by mail, upon payment of the Securities and Exchange Commission’s customary charges, by writing to its Public Reference Section at 100 F Street, N.E., Washington, D.C. 20549.

T E N D E R O F F E R  13

10. Interest of Trustees; Transactions and Arrangements Concerning the Shares

The trustees of the fund and the aggregate number and percentage of the shares each of them beneficially owns as of January 31, 2008 is set forth in the table below. The address of each of them is in care of the fund at One Post Office Square, Boston, Massachusetts 02109.

	Aggregate Number
	of Shares	Percentage of Shares
Name and Position	Beneficially Owned	Beneficially Owned

Non-Interested Trustees:

John A. Hill, Chairman	260.08	*

Jameson A. Baxter, Vice Chairman	483.282	*

Charles B. Curtis	120.161	*

Robert J. Darretta	0	*

Myra R. Drucker	113.024	*

Paul L. Joskow	100	*

Elizabeth T. Kennan	465.436	*

Kenneth R. Leibler	100	*

Robert E. Patterson	587	*

George Putnam, III	2,178	*

W. Thomas Stephens	100	*

Richard B. Worley	106.816	*

Interested Trustee:

Charles E. Haldeman, Jr.**	510	*

* Less than 1%

** Charles E. Haldeman, Jr. is also the President of the fund.

Neither the fund nor, to the best of our knowledge, any of the fund’s officers or trustees, any person controlling the fund, or any executive officer, trustee or director of any corporation or other person ultimately in control of the fund, has effected any transaction in shares, except for dividend reinvestments, during the past 60 days.

On November 15, 2007, Putnam Management recommended that the Trustees of the fund authorize this offer on behalf of the fund. At that time, Putnam Management informed the Trustees that it had entered into an agreement on November 14, 2007 with Phillip Goldstein, Andrew Dakos, and Bulldog Investors General Partnership (collectively, “Bulldog”), who were significant shareholders in the fund. Under the terms of the agreement, in return for Putnam Management’s commitment to recommend the current tender offer to the Trustees, Bulldog agreed, among other things, to support the Trustees’ recommendations on proposals brought before the fund’s January 2008 shareholder meeting, and not to submit any nominees of its own for election as trustees at that meeting. Following Putnam Management’s recommendation, the Trustees authorized the fund to make this offer on November 16, 2007, and approved the formal terms of the offer on February 15, 2008.

Except as described in the preceding paragraph or elsewhere in this offer to purchase, we know of no agreement, arrangement or understanding, contingent or otherwise or whether or not legally enforceable, between (a) the fund, any of the fund’s executive officers or trustees, any person controlling the fund or any executive officer, trustee or director of any corporation or other person ultimately in control of the fund and (b) any person with respect to any securities of the fund (including any agreement, arrangement or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

We have been advised by each of our trustees and executive officers that such individuals do not intend to tender any shares owned by them in the tender offer.

14  T E N D E R O F F E R

11. Legal Matters; Regulatory Approvals

Except as described in this offer to purchase, we are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our acquisition of shares as contemplated by the offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of shares as contemplated by the offer. Should any such approval or other action be required, we currently contemplate that we will seek approval or such other action. We cannot predict whether we may determine that we are required to delay the acceptance for payment of, or payment for, shares tendered in response to the offer, pending the outcome of any such matters. There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any approval or other action might not result in adverse consequences to our business. Our obligation to accept for payment and pay for shares under the offer is subject to various conditions. See Section 12.

12. Conditions to the Offer

Notwithstanding any other provision of the offer, the fund will not accept tenders during any period when (a) such transactions, if consummated, would (i) result in the delisting of the fund’s shares from the New York Stock Exchange or (ii) impair, jeopardize or cause the loss of the fund’s status as a regulated investment company under the Code (which would make the fund a taxable entity, causing the fund’s income to be taxed at the fund level in addition to the taxation of shareholders who receive distributions from the fund); (b) there is any (i) legal or regulatory action or proceeding instituted or threatened challenging such transaction, (ii) suspension of or limitation on prices for trading securities generally on the New York Stock Exchange or other national securities exchanges, (iii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State, (iv) limitation affecting the fund imposed by federal or state authorities on the extension of credit by lending institutions, or (v) outbreak or escalation of hostilities, declaration by the United States of a national emergency or war, or other calamity or crisis the effect of which on financial markets is such as to make it, in the good faith judgment of the board of trustees of the fund, impractical or inadvisable to proceed with the offer; or (c) the board of trustees of the fund determines in good faith that effecting any such transaction would constitute a breach of its fiduciary duty owed to the fund or its shareholders.

The foregoing conditions are for the sole benefit of the fund and may be asserted by the fund regardless of the circumstances giving rise to any such conditions or may be waived by the fund in whole or in part at any time and from time to time in its sole discretion. The failure by the fund at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the fund concerning the events described in this Section 12 shall be final and binding on all parties.

A public announcement shall be made of a material change in, or waiver of, such conditions, and the offer may, in certain circumstances, be extended in connection with any such change or waiver.

If the offer is suspended or postponed, the fund will provide notice to shareholders of such suspension or postponement.

13. Fees and Expenses

Putnam Management has retained Georgeson Inc. to act as information agent and Computershare Trust Company, N.A. to act as depositary in connection with the offer. The information agent may contact holders of shares by mail, telephone, telegraph and in person and may request that brokers, dealers, commercial banks, trust companies and other nominee shareholders forward materials relating to the offer to beneficial owners. The information agent and the depositary will each receive reasonable and customary compensation for their services, will be reimbursed for specified out-of-pocket expenses and will be indemnified against certain liabilities in connection with the offer, including certain liabilities under the federal securities laws.

T E N D E R O F F E R  15

We will not pay fees or commissions to any broker, dealer, commercial bank, trust company or other person for soliciting any shares under the offer, other than as described above. We will, however, on request, reimburse brokers, dealers, commercial banks, trust companies and other persons for customary handling and mailing expenses incurred in forwarding the offer and related materials to the beneficial owners for when they act as nominees. No broker, dealer, commercial bank or trust company has been authorized to act as our agent or as an agent of our investment manager, information agent or depositary for purposes of the offer.

14. Miscellaneous

The offer is not being made to (nor will tenders be accepted from or on behalf of) holders of shares in any jurisdiction in which the making of the offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. We are not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer is not in compliance with any applicable law, we will make a good faith effort to comply with the applicable law.

In accordance with Rule 13e-4 under the Exchange Act, we have filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO that contains additional information with respect to the offer. The Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the places and in the manner set forth in Section 9.

We have not authorized any person to make any recommendation on our behalf regarding whether you should tender or refrain from tendering your shares in the offer. We have not authorized any person to provide any information or make any representation in connection with the offer, other than those contained in this offer to purchase or in the letter of transmittal. You should not rely upon any recommendation, information or representation that is given or made to you as having been authorized by the fund, our investment manager, the fund’s transfer agent, the depositary or the information agent.

PUTNAM MASTER INTERMEDIATE INCOME TRUST

February 29, 2008

16  T E N D E R O F F E R

The letter of transmittal, certificates for shares and any other required documents should be sent or delivered by each fund shareholder or the shareholder’s broker, dealer, commercial bank, trust company or nominee to the depositary as follows:

The Depositary for the Tender Offer is:

By Mail:	By Hand or Overnight Courier:

Computershare Trust Company, N.A.	Computershare Trust Company, N.A.

Attention: Corporate Actions	Attention: Corporate Actions
P.O. Box 859208	161 Bay State Drive
Braintree, MA 02185-9208	Braintree, MA 02184

Delivery of the letter of transmittal to an address other than as set forth above will not constitute a valid delivery to the depositary.

Any questions, requests for assistance or requests for additional copies of this offer to purchase, the letter of transmittal or the notice of guaranteed delivery may be directed to the information agent at the telephone number or address set forth below. You may also contact your broker, dealer, commercial bank, trust company or nominee for assistance concerning the offer. To confirm delivery of shares, shareholders are directed to contact the depositary.

The Information Agent for the Tender Offer is:

199 Water Street, 26th Floor

New York, NY 10038

Banks and brokers call: (212) 440-9800

All others call: (866) 651-3134

249636 2/08

PUTNAM MASTER INTERMEDIATE INCOME TRUST

NOTICE OF GUARANTEED DELIVERY

FOR

TENDER OF COMMON SHARES OF BENEFICIAL INTEREST

This notice of guaranteed delivery, or one substantially in the form hereof, must be used to accept the tender offer by Putnam Master Intermediate Income Trust (the “fund”) if:

• certificates evidencing shares of the fund’s common shares of beneficial interest, without par value, are not immediately available or cannot be delivered to the depositary before the expiration date (as defined in the offer to purchase);

• the procedure for book-entry transfer described in the offer to purchase, dated February 29, 2008, and the related letter of transmittal cannot be completed on a timely basis; or

• time will not permit all required documents, including a properly completed and duly executed letter of transmittal, an agent’s message in the case of a book-entry transfer (as defined in the offer to purchase) and any other required documents, to reach the depositary prior to the expiration date.

This notice of guaranteed delivery, properly completed and duly executed, may be delivered by hand, mail, overnight courier or facsimile transmission to the depositary. See Section 2 of the offer to purchase.

The Depositary for the Tender Offer is:

By Mail:	By Facsimile Transmission:	By Hand or Overnight Courier:

Computershare Trust Company, N.A.	For Eligible Institutions Only:	Computershare Trust Company, N.A.

Attention: Corporate Actions	(781) 930-4942	Attention: Corporate Actions
P.O. Box 859208		161 Bay State Drive
Braintree, MA 02185-9208	For Confirmation Only Telephone:	Braintree, MA 02184
(781) 930-4900

For this notice to be validly delivered, it must be received by the depositary at one of the above addresses before the offer expires. Delivery of this notice to another address will NOT constitute a valid delivery. Deliveries to the fund, the fund's transfer agent, the information agent or the book-entry transfer facility will not be forwarded to the depositary and will NOT constitute a valid delivery.

This notice of guaranteed delivery is not to be used to guarantee signatures. If a signature on the letter of transmittal is required to be guaranteed by an eligible guarantor institution (as defined in the offer to purchase) under the instructions to the letter of transmittal, the signature guarantee must appear in the applicable space provided in the signature box on the letter of transmittal.

T E N D E R O F F E R  1

NOTICE OF GUARANTEED DELIVERY

By signing this notice of guaranteed delivery, you tender to Putnam Master Intermediate Income Trust at a price per share equal to 99% of the per share net asset value as of the close of regular trading on the New York Stock Exchange on April 11, 2008 (or if the tender offer is extended, on the date to which the tender offer is extended), upon the terms and subject to the conditions described in the offer to purchase and the related letter of transmittal, receipt of which you hereby acknowledge, the number of shares specified below pursuant to the guaranteed delivery procedure described in Section 2 of the offer to purchase.

Number of shares to be tendered: ____________ shares.

2  T E N D E R O F F E R

GUARANTEE OF DELIVERY
(Not to be Used for a Signature Guarantee)

The undersigned, a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity that is also an “eligible guarantor institution,” as that term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934 (each of the foregoing constituting an “eligible institution”), guarantees the delivery to the depositary of the shares tendered, in proper form for transfer, or a confirmation that the shares tendered have been delivered pursuant to the procedure for book-entry transfer described in the offer to purchase into the depositary’s account at the book-entry transfer facility, in each case together with a properly completed and duly executed letter of transmittal, or an agent’s message in the case of a book-entry transfer, and any other required documents, all within three (3) New York Stock Exchange trading days after the date of receipt by the depositary of this notice of guaranteed delivery.

The eligible institution that completes this form must communicate the guarantee to the depositary and must deliver the letter of transmittal and certificates representing shares to the depositary within the time period set forth in the offer to purchase. Failure to do so could result in a financial loss to the eligible institution.

Name of Firm:

Address: _____________________________________________________________________________________________________
(Include Zip Code)

Area Code and Telephone Number:

Authorized Signature ___________________________________________________________________________________________

Name: _______________________________________________________________________________________________________
(Please Type or Print)

Title: ________________________________________________________________________________________________________
Dated: _______________, ______

Note: Do not send share certificates with this form. Certificates for shares should be sent with the letter of transmittal.

T E N D E R O F F E R  3

249638 2/08

William T. Connolly, Jr., CFA
Senior Managing Director

Head of Global Distribution, Putnam Investments
President, Putnam Retail Management, LP

One Post Office Square
Boston, Massachusetts 02109

February 29, 2008

Dear Investment Colleague:

As you know, Putnam manages a range of closed-end funds that are part of our diverse range of products to help you build diversified portfolios for your clients. I am writing today to inform you that one of our closed-end offerings, Putnam Master Intermediate Income Trust (the “fund”), is initiating a tender offer, as authorized last November by the Trustees of the Putnam Funds. The Trustees authorized the tender offer to serve shareholder interests upon the recommendation of Putnam Investments and in connection with requests from certain shareholders for enhanced fund liquidity.

In this program, the fund is offering to purchase up to 15% of its outstanding common shares, or 12,130,566 shares. This offer is made at a price per share equal to 99% of net asset value as of the expiration date of the offer.

Only shares properly offered to the fund (and not properly withdrawn) will be purchased. However, because of the proration provisions described in the offer to purchase, all of the shares tendered may not be purchased if more than 12,130,566 shares are properly tendered. If that happens, the fund will purchase all other shares properly tendered on a pro rata basis, with appropriate adjustments to avoid purchases of fractional shares. All shares tendered and not purchased, including shares not purchased because of proration, will be returned at the fund’s expense as soon as practicable following the expiration date.

We are enclosing the following important documents for your information and so that you can forward them to your clients for whom you hold fund shares registered in your name or in the name of your nominee:

• The offer to purchase, dated February 29, 2008;

• A letter that you may send to your clients for whose accounts you hold fund shares registered in your name or in the name of your nominee, with an Instruction Form for obtaining those clients’ direction with regard to the tender offer;

• The letter of transmittal, which is for your use and which you may make available at your discretion to your clients (the letter of transmittal also includes accompanying instructions for your use as well as a Substitute Form W-9);

• A Notice of Guaranteed Delivery. This is to be used to accept the tender offer if share certificates and all other required documents cannot be delivered to the depositary before the expiration date or if the procedure for book-entry transfer cannot be completed before the expiration date; and

• Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9.

Your prompt action is requested, and I urge you to contact your clients at your earliest convenience.

In order to properly tender shares under the tender offer, a shareholder must do either (1) or (2) below:

(1) Provide that the depositary receives the following before the offer expires:

— Either (a) certificates for the shares or (b) a confirmation of receipt for the shares pursuant to the procedure for book-entry transfer described in Section 2 of the offer to purchase; and

— Either (a) a properly completed and executed letter of transmittal or a manually executed facsimile of it, including any required signature guarantees or (b) an “agent’s message” of the type described in Section 2 of the offer to purchase in the case of a book-entry transfer; and

— Any other documents required by the letter of transmittal.

(2) Comply with the guaranteed delivery procedure set forth in Section 2 of the offer to purchase.

The tender offer and withdrawal rights will expire at 5:00 p.m. Eastern Time, on April 11, 2008, unless the offer is extended.

Please note that no fees or commissions will be payable to brokers, dealers, commercial banks, trust companies, or any person for soliciting tenders of shares under the tender offer (other than fees paid to the information agent as described in the offer to purchase). The fund will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to the beneficial owners of shares held by you as a nominee or in a fiduciary capacity. The fund will pay or cause to be paid any stock transfer taxes applicable to its purchase of shares, except as otherwise provided in the offer to purchase and the letter of transmittal.

You can be confident that the Funds’ Trustees will continue to oversee the Funds with the goal of protecting the interests of Fund shareholders. At Putnam, we remain committed to managing the Funds with a prudent approach to investing.

Any inquiries you may have with respect to the tender offer should be addressed to the information agent, Georgeson Inc., at its address and telephone number as set forth on the back page of the offer to purchase. Georgeson will also supply additional copies of the enclosed material upon request.

Sincerely,

Enclosures

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS AN AGENT OF THE FUND, ITS INVESTMENT ADVISOR OR ANY OF THEIR AFFILIATES, THE INFORMATION AGENT, OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER TO PURCHASE, OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

249633 2/08

John A. Hill

The Putnam Funds

Chairman of the Trustees
One Post Office Square
Boston, Massachusetts 02109

The Putnam Funds

February 29, 2008

Dear Shareholder:

On behalf of the Putnam Funds’ Board of Trustees, I am writing to inform you as a shareholder of Putnam Master Intermediate Income Trust (the “fund”) that the fund is initiating a tender offer, offering to purchase up to 15% of its outstanding common shares. The Trustees authorized the tender offer to serve shareholder interests upon the recommendation of Putnam Investments and in connection with requests from certain shareholders for enhanced fund liquidity.

This offer is made at a price per share equal to 99% of net asset value (NAV) as of the expiration date of the offer.

If you wish to tender your shares, you will need to do so through your financial representative. Please instruct your representative accordingly by completing the attached Instruction Form and returning it to your representative.

If you do not want to tender your shares, you do not need to take any action. No changes to your account will occur as a result.

The following is a summary of several important points of the tender offer:

• Expiration. The offer and withdrawal rights will expire at 5:00 p.m. Eastern Time, on April 11, 2008, unless the fund extends the offer.

• Specified percentage of shares. The offer is for up to 12,130,566 shares. These shares constitute approximately 15% of the number of currently outstanding shares.

• Proration provision. If more shares are tendered than the fund offers to purchase, then the purchase will be made on a pro rata basis. More details on this provision can be found in the fund’s offer to purchase.

• Active account required to tender shares. If, for any reason, your account is currently subject to a suspension of activity, you may not tender your shares until your account has been reactivated.

For information on how a suspension can be lifted, please contact your financial representative.

• The Trustees make no recommendation on the offer. The Trustees of the Putnam Funds have authorized the tender offer. However, the fund, its Board of Trustees, and Putnam Investment Management, LLC do not make any recommendation as to whether shareholders should tender or not tender shares. Shareholders are urged to evaluate carefully all information in the offer to purchase and the letter of transmittal, consult their own investment and tax advisors, and make their own decision whether to tender shares.

If you wish to tender shares, please forward your Instruction Form as soon as possible to allow your financial representative ample time to tender your shares on your behalf prior to the expiration of the offer.

You can be confident that we will continue to oversee the Putnam Funds with the goal of protecting your interests as a shareholder.

We appreciate the time and consideration you give to this matter. If you have any questions about the tender offer, please call Georgeson Inc., the information agent for the tender offer, at 1-866-651-3134, or call your financial representative.

Sincerely,

John A. Hill
Chairman of the Trustees

INSTRUCTION FORM

INSTRUCTIONS FOR TENDER OF SHARES OF PUTNAM MASTER INTERMEDIATE INCOME TRUST

By signing this Instruction Form, you acknowledge receipt of our letter and the enclosed offer to purchase, dated February 29, 2008. Putnam Master Intermediate Income Trust, a Massachusetts business trust (the “fund”), is offering to purchase up to 12,130,566 common shares, at a price per share equal to 99% of net asset value as of the expiration date of the offer.

This form will instruct us to tender to the fund, on your behalf, the number of shares indicated below (or if no number is indicated below, all shares) that are beneficially owned by you but registered in our name, upon the terms and subject to the conditions of the offer.

Number of shares to be tendered: _________________________________________________________________

The method of delivery of this document is at the option and risk of the tendering shareholder. If you decide to send this form by mail, we recommend you use registered mail with return receipt requested, properly insured. In all cases, sufficient time should be allowed to ensure delivery.

SIGN HERE:

Signature(s): _________________________________________________________________

Print name(s): _________________________________________________________________

Address(es): _________________________________________________________________

Area code and telephone number: __________________________________________________

Taxpayer identification or Social Security number: __________________________ Date: ________

My account number with you: _____________________________________________________

249635 2/08

John A. Hill
The Putnam Funds
Chairman of the Trustees
One Post Office Square
Boston, Massachusetts 02109

The Putnam Funds

February 29, 2008

Dear Shareholder:

On behalf of the Putnam Funds’ Board of Trustees, I am writing to inform you that Putnam Master Intermediate Income Trust (the “fund”) is initiating a tender offer in which the fund is offering to purchase up to 15% of its outstanding common shares. The Trustees authorized the tender offer to serve shareholder interests upon the recommendation of Putnam Investments and in connection with requests from certain shareholders for enhanced fund liquidity.

Enclosed for your consideration are the offer to purchase, dated February 29, 2008, and the related letter of transmittal. This offer is made at a price per share equal to 99% of net asset value (NAV) as of the expiration date of the offer.

If you wish to tender your shares, please follow the instructions contained in the offer to purchase and the letter of transmittal. If you do not want to tender your shares, you do not need to take any action. No changes to your account will occur as a result.

The following is a summary of several important points of the tender offer:

• Expiration. The offer and withdrawal rights will expire at 5:00 p.m. Eastern Time, on April 11, 2008, unless the fund extends the offer.

• Specified percentage of shares. The offer is for up to 12,130,566 shares. These shares constitute approximately 15% of the number of currently outstanding shares.

• Proration provision. If more shares are tendered than the fund offers to purchase, then the purchase will be made on a pro rata basis. More details on this provision can be found in the fund’s offer to purchase.

• Active account required to tender shares. If, for any reason, your account is currently subject to a suspension of activity, you may not tender your shares until your account has been reactivated. For information on how a suspension can be lifted, please call a Putnam representative at 1-800-225-1581.

(over, please)

249634 2/08

• Brokerage commissions and other fees. Tendering shareholders who are registered shareholders or who tender their shares directly to the depositary, Computershare Trust Company, N.A., will not be obligated to pay any brokerage commissions or fees, solicitation fees, or, except as set forth in the offer to purchase and the letter of transmittal, stock transfer taxes on the fund’s purchase of shares under the offer. However, a broker, dealer, commercial bank, trust company, or other nominee may charge a fee for processing transactions on behalf of a shareholder.

• The Trustees make no recommendation on the offer. The Trustees of the Putnam Funds have authorized the tender offer. However, the fund, its Board of Trustees, and Putnam Investment Management, LLC do not make any recommendation as to whether shareholders should tender or not tender shares. Shareholders are urged to evaluate carefully all information in the offer to purchase and the letter of transmittal, consult their own investment and tax advisors, and make their own decision whether to tender shares.

You can be confident that we will continue to oversee the Putnam Funds with the goal of protecting your interests as a shareholder.

We appreciate the time and consideration you give to this matter. If you have any questions about the tender offer, please call Georgeson Inc., information agent for the tender offer, at 1-866-651-3134, or call your financial representative.

Respectfully yours,

John A. Hill
Chairman of the Trustees

William T. Connolly, Jr., CFA
Senior Managing Director
Head of Global Distribution, Putnam Investments
President, Putnam Retail Management, LP
One Post Office Square
Boston, Massachusetts 02109

February 29, 2008

Dear Investment Colleague:

As you know, Putnam manages a range of closed-end funds that are part of our diverse range of products to help you build diversified portfolios for your clients. I am writing today to inform you that one of our closed-end offerings, Putnam Master Intermediate Income Trust (the “fund”) is initiating a tender offer, as authorized last November by the Trustees of the Putnam Funds. The Trustees authorized the tender offer to serve shareholder interests upon the recommendation of Putnam Investments and in connection with requests from certain shareholders for enhanced fund liquidity.

In this program, the fund is offering to purchase up to 15% of its outstanding common shares, or 12,130,566 shares. This offer is made at a price per share equal to 99% of net asset value as of the expiration date of the offer.

The Trustees of the Putnam Funds have sent the enclosed letter outlining this offer to your clients who are fund shareholders. In addition, these clients will be receiving the official offer to purchase, dated February 29, 2008, and the related letter of transmittal, which together constitute the offer, subject to any supplements and amendments.

Please be advised that if your clients do not want to tender their shares, they do not need to take any action. No changes to their accounts will occur as a result. If, on the other hand, your clients wish to tender their shares, they should follow the instructions contained in the offer to purchase and the letter of transmittal.

The Board of Trustees of the fund has approved the offer. However, the fund, its Board of Trustees, and Putnam Investment Management, LLC, are not making any recommendation as to whether shareholders should tender or not tender shares. Shareholders are urged to evaluate carefully all information in the offer to purchase and the letter of transmittal, consult their own investment and tax advisors, and make their own decisions whether to tender shares.

(over, please)

249639 2/08

You can be confident that the Funds’ Trustees will continue to oversee the Funds with the goal of protecting the interests of Fund shareholders. At Putnam, we remain committed to managing the Funds with a prudent approach to investing.

If you have any questions about the tender offer, please call Georgeson Inc., information agent for the tender offers, at 1-866-651-3134.

Respectfully yours,

SHAREHOLDERS	MEDIA
1-800-225-1581	Sinead Martin: 617-760-8515

PUTNAM LAUNCHES TENDER OFFER
FOR PUTNAM MASTER INTERMEDIATE INCOME TRUST

BOSTON, February 29, 2008 – Putnam Investments today announced the launch of a tender offer for Putnam Master Intermediate Income Trust (NYSE: PIM). The tender offer will expire on April 11, 2008, unless extended.

As previously disclosed in November 2007, the fund is offering to purchase up to 15% of its outstanding shares for cash at a price equal to 99% of the net asset value per share (NAV) as of the expiration date of the tender offer. In approving this tender offer, the Trustees considered that the tender offer would give shareholders an opportunity to sell at least some of their shares at a price close to NAV, and that the tender offer price of 99% of NAV would help offset the costs that the fund and the remaining shareholders will bear in connection with the tender offer. The Trustees approved the tender offer upon the recommendation of Putnam Investments and in connection with requests from certain shareholders for enhanced fund liquidity.

Specific documentation for the tender offer is being mailed to shareholders of the fund.

About Putnam Investments

Founded in 1937, Putnam Investments is one of the world’s oldest and largest money management firms. As of December 31, 2007, Putnam managed $186 billion in assets, of which $112 billion is for mutual fund investors and $74 billion is for institutional accounts. Putnam has offices in Boston, London and Tokyo. For more information, go to www.putnam.com.

PIM TENDER AND STANDSTILL AGREEMENT

This PIM Tender and Standstill Agreement (the “Agreement”) is made and entered into effective as of the 14th day of November, 2007 by and between Putnam Investment Management, LLC (“Putnam”), a Delaware limited liability company with its principal place of business at One Post Office Square, Boston, Massachusetts 02109, Phillip Goldstein, Andrew Dakos and Bulldog Investors General Partnership, a New York general partnership, having a place of business at Park 80 West, Plaza Two, Suite 750, Saddle Brook, New Jersey 07663, and is officers, directors, partners, employees and “affiliated persons” (as that term is defined in the Investment Company Act of 1940, as amended). Bulldog Investors General Partnership and Messrs. Goldstein and Dakos are referred to herein collectively as “Bulldog.”

WHEREAS, Putnam is registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended, as an investment adviser that acts as investment adviser to Putnam Master Intermediate Income Trust, a closed-end management investment company (“PIM”); and

WHEREAS, beginning on or about September 25, 2007, Bulldog has communicated to the Office of the Trustees of PIM its intent to submit nominations for Trustees of PIM for election at PIM’s next annual meeting of shareholders (the “2008 Annual Meeting”);

NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, and for other good and valuable consideration, the parties agree as follows:

1. Recommendation to Trustees. Putnam shall recommend to the Board of Trustees of PIM (the “Trustees”) that the Trustees authorize PIM to conduct an issuer tender offer (the “Tender Offer”) for 15% of PIM’s outstanding shares of beneficial interest at a price equal to 99% of the net asset value of such shares calculated as of the close of trading on the New York Stock Exchange on the date of the expiration of the Tender Offer, subject to substantially the same conditions as are set forth in Appendix A hereto. Putnam shall recommend that the Trustees cause the Tender Offer to be commenced on or before March 31, 2008.

2. Bulldog Obligations. Bulldog agrees that, with respect to the 2008 Annual Meeting, Bulldog shall (i) not take actions to nominate any person for election as Trustee, (ii) vote the shares of PIM owned by it as of the record date for the 2008 Annual Meeting in accordance with the recommendations of the Trustees with respect to each proposal submitted to PIM shareholders (it being understood that such proposals shall include (A) a proposal to fix the number of Trustees at 13 and to elect each of the nominees for Trustees submitted by the Trustees and (B) a proposal to convert PIM to an open-end investment company) and (iii) refrain from directly or indirectly soliciting or encouraging others to vote against the Trustees’ recommendations on any matters submitted to PIM shareholders.

3. No Disparagement. For a period from the date hereof through the first anniversary of the 2008 Annual Meeting, each party hereto shall refrain from directly or indirectly disparaging, impugning or taking or any action reasonably likely to damage the reputation of any other party or the Trustees. The foregoing shall not apply to any compelled testimony or production of information, either by legal process or subpoena or in connection with a response to a request for information from any governmental authority with jurisdiction over the party from whom information is sought.

4. No Assignment. This Agreement shall be binding upon the parties and their respective legal successors. No party may assign this Agreement without the prior written consent of each other party and any such attempted assignment shall be void.

5. Applicable Law. The validity of this Agreement, the construction and enforcement of its terms, and the interpretations of the rights and duties of the parties shall be governed by the laws of the State of New York, without regard to conflict of laws rules. The parties agree that the state and federal courts of the State of New York shall be the proper forums for any legal controversy arising in connection with this Agreement, and the parties hereby irrevocably and unconditionally consent to the exclusive jurisdiction of such courts for such purposes.

6. Injunctive Relief. Each party acknowledges that a breach of its obligations under this Agreement may result in irreparable harm to another party for which monetary damages will not be sufficient. Each party hereto agrees that, in the event of a breach or threatened breach by another party of its obligations under this Agreement, each non-breaching party shall be entitled, in addition to its other rights and remedies hereunder or at law, to injunctive or other equitable relief, and such further relief as may be proper from a court of competent jurisdiction, including specific performance of the obligations set forth in Paragraph 2 of this Agreement.

7. Modification. No modification, amendment, supplement to or waiver of this Agreement of any of its provisions shall be binding upon the parties hereto unless made in writing and duly signed by all parties.

8. Invalidity. In the event that any one or more of the provisions of this Agreement shall for any reasons be held to be invalid, illegal or unenforceable, the remaining provisions of this Agreement shall be unimpaired, and the invalid, illegal or unenforceable provision or provisions shall be replaced by a mutually acceptable provision, which begin valid, legal and enforceable, comes closest to the economic effect and intent of the parties underlying the invalid, illegal or unenforceable provision or provisions.

9. No Waiver. A waiver or breach or default under this Agreement shall not be a waiver of any other or subsequent breach or default. The failure or delay in enforcing compliance with any term or condition of this Agreement shall not constitute a waiver of such term or condition unless such term or condition is expressly waived in writing.

10. Counterparts. This Agreement may be executed in one or more counterparts transmitted by facsimile or other electronic means, and each counterpart shall have the effect of an original.

11. Entire Agreement. This Agreement and any other written agreement entered into by the parties on or after the date of this Agreement shall constitute the entire Agreement among the parties and shall supersede all previous agreements, promises, proposals, representations, understandings and negotiations, whether written or oral, among the parties respecting the subject matter hereof.

[The remainder of this page left blank intentionally.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

BULLDOG INVESTORS GENERAL PARTNERSHIP

By: /s/ Phillip Goldstein _________________________
Name: Phillip Goldstein
Title: President, Kimball & Winthrop, Inc., G.P.

PHILLIP GOLDSTEIN
/s/ Phillip Goldstein

ANDREW DAKOS
/s/ Andrew Dakos

PUTNAM INVESTMENT MANAGEMENT, LLC

By: /s/ James P. Pappas _________________________
Name: James P. Pappas
Title: Managing Director

Appendix A
Conditions to PIM Tender Offer

PIM will not accept tenders during any period when (a) such transactions, if consummated, would (i) result in the delisting of PIM’s shares from the New York Stock Exchange or (ii) impair, jeopardize or cause the loss of PIM’s status as a regulated investment company under the Internal Revenue Code of 1986, as amended; (b) there is any (i) legal or regulatory action or proceeding instituted or threatened challenging the Tender Offer or transactions constituent thereto, (ii) suspension of or limitations on prices for trading securities generally on the New York Stock Exchange, (iii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State, (iv) limitation affecting PIM imposed by federal or state authorities on the extension of credit by lending institutions or (v) outbreak or escalation of hostilities, declaration by the United Sates of a national emergency or war or other calamity or crisis the effect of which on financial markets is such as to make it, in the good faith judgment of the Trustees, impractical or inadvisable to proceed with the Tender Offer; or (c) the Trustees determine in good faith that effecting any transaction constituent to the Tender Offer would constitute a breach of their fiduciary duty owed to PIM or its shareholders.

Q&A for Putnam Master Intermediate Income Trust Tender Offer

On November 16, 2007, Putnam Investments and the Board of Trustees of the Putnam Funds announced that the Trustees had authorized Putnam Master Intermediate Income Trust (NYSE: PIM), a closed-end fund, to conduct a tender offer for 15% of the fund’s outstanding shares, to be commenced in the first quarter of 2008, with a purchase price set at 99% of the per-share net asset value (NAV) calculated as of the expiration date of the offer. The tender offer would give shareholders the opportunity to sell at least some of their shares at a price close to NAV.

The tender offer commenced on February 29, 2008, and will expire on April 11, 2008, unless extended.

This Q&A covers issues related to the tender offer.

General response to requests for additional information about the tender offer:

Shareholders will receive tender offer materials that contain complete information about the tender offer. These materials direct inquiries to Georgeson, the third party information agent for the tender offer. Georgeson has set up a phone number for questions relating to this tender offer; this number is 866-651-3134.

Q. What should I say if I get a call from the press?

Please direct any calls from the press to Sinead Martin in Public Relations (617-760-8515). Public Relations will handle all communications with the news media.

Q. How many shares will the fund repurchase?

The fund may purchase up to 15% of its outstanding common shares. (The maximum number of shares the fund may purchase is 12,130,566.)

Q. During what period of time may shareholders tender shares?

The tender offer for the fund commenced on February 29, 2008 and will expire on April 11, 2008, unless extended.

Q. How much will shareholders receive for their shares?

The fund will pay cash for validly tendered shares at a price per share equal to 99% of the net asset value per share (NAV) as of the expiration date of the offer. The daily NAV of the fund can be found at Putnam’s Web site at www.putnam.com/individual/ and at Putnam’s financial representative Web site at www.putnam.com/advisor/.

Q. Why is the tender offer price per share equal to 99% of NAV?

The Trustees considered that the difference between NAV and the tender offer price of 99% of NAV would help offset the costs that the fund and the remaining shareholders will bear in connection with the tender offer.

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Q. Are shareholders required to tender their shares?

No. If you do not want to tender your shares, you do not need to take any action. No changes to your account will occur as a result.

Q. What do shareholders need to do to if they want to tender their shares?

It is important to note that the steps for tendering shares vary based on whether the shareholder holds physical certificates for his or her shares or whether the shareholder holds shares through a brokerage account.

• Certificated shares — owners of these shares tender them by returning a signed letter of transmittal to the depositary, Computershare, indicating whether they want to tender their shares. The letter of transmittal is included with the offer to purchase and other tender offer materials mailed to shareholders.

• Shares held in a brokerage account — owners of these shares tender them by providing instructions to their financial representatives indicating whether they want to tender any or all of their shares.

The tender offer is being made upon the terms and subject to the conditions set forth in the offer to purchase, dated February 29, 2008, and in the related letter of transmittal.

Q. What happens if shareholders tender more than 15% of the fund’s outstanding shares?

If more than 15% of the fund’s shares are tendered, the fund will repurchase shares on a prorated basis, meaning that the fund will repurchase an equal proportion of the shares validly tendered by each shareholder. The shares that are not repurchased remain outstanding and shareholders continue to own them.

Please note: In the 2007 tender offers, if a shareholder who owned fewer than 100 shares (a so-called “odd lot”) validly tendered all of his or her shares, the fund repurchased all of the shareholder’s shares, without proration. This will not be the case with this tender offer. All tenders will be treated the same, so even “odd lot” shareholders who participate will have their tenders prorated, if the offer is oversubscribed.

Q. How will the fund communicate the results of the tender?

The fund will issue a press release with preliminary results of the tender offer within one (1) business day following the expiration date of the tender offer, including the approximate number of shares tendered and the preliminary proration results, if applicable.

Q. When can shareholders expect to receive their money?

The fund does not expect to announce final results or send payment for any shares purchased pursuant to the offer until at least five business days after the expiration date of the tender offer. The expiration date will be April 11, 2008, unless extended.

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Q. Why have the Trustees approved this tender offer?

The Putnam Fund Trustees approved this tender offer upon the recommendation of Putnam Investments and in connection with requests from certain shareholders for enhanced fund liquidity. In approving this program, the Trustees considered that the tender offer would give shareholders an opportunity to sell at least some of their shares at a price close to NAV.

Please note: Page 14 of the Offer to Purchase provides additional discussion concerning both the requests from certain shareholders for enhanced fund liquidity and the recommendation of Putnam Investments to the Trustees to launch this tender offer.

Q. In what other ways do the Trustees pursue the interests of Putnam closed-end fund shareholders?

The Trustees meet regularly with Putnam Investments regarding the closed-end funds, and they carefully monitor the funds’ performance, the trading prices of fund shares and the expressed views of shareholders in the funds. In managing the closed-end funds, especially during periods of significant trading discounts, Putnam Investments works with the Trustees in their efforts to take actions that benefit the long-term best interests of fund shareholders. This tender offer is consistent with actions taken by Putnam Investments and the Trustees in recent years, including:

•  Management fee reductions for most of the closed-end funds, effective January 1, 2006.

•  Merging funds. In 2005, two pairs of closed-end funds merged for greater efficiencies. In 2006, a closed-end fund merged into an open-end fund. In 2007, two closed-end funds merged into open-end funds. To date in 2008, three merger transactions involving five closed-end funds have been completed: two closed-end funds merged into a third closed-end fund, and a closed-end fund merged into a second closed-end fund.

•  Tender offers. In 2007, tender offers were conducted to purchase up to 10% of the outstanding common shares of each of eight closed-end funds (including this fund) at a price per share equal to 98% of the net asset value per share (NAV) as of the expiration date.

•  Instituting a share repurchase program, under which the fund was authorized to repurchase up to 10% of its outstanding shares over a 2-year period ending on October 6, 2007. In September 2007, this program was renewed to permit the fund to repurchase an additional 10% of its outstanding common shares in the twelve months ending October 7, 2008. This program is intended to enhance shareholder value, as repurchases made at a discount increase the net asset value per share of a fund’s remaining shares. To date the program has made a

3

meaningful contribution to investment return. While repurchases by the fund have been temporarily suspended while this tender offer is pending, following the expiration of the tender offer, the fund will continue to be eligible to participate in the share repurchase program.

· Expanding the tools available to Fund management teams, including a 2005 initiative to allow the taxable income funds (including this fund) to employ leverage through borrowing and amendments in 2007 to the Bylaws of the tax-exempt closed-end funds, designed to increase their flexibility to invest in certain instruments, including certain derivatives.

4